MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2025

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2025 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the "Company”) for the three and six months ended June 30, 2025 which are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting", and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Production and certain metrics as specified in each table throughout the MD&A with respect to the Los Gatos Silver Mine are presented on an attributable basis calculated on the basis of the Company’s 70% interest in the Los Gatos joint venture and reflect results from January 16, 2025 which is the date of the acquisition by the Company of its interest in the Los Gatos Silver Mine.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 13, 2025 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the newly acquired Los Gatos Silver Mine (“Los Gatos”) (through the Company’s 70% interest in the Los Gatos joint venture), the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines currently in care and maintenance in Mexico: the San Martin Silver Mine and the Del Toro Silver Mine, as well as several exploration projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC (“First Mint”).

First Majestic is publicly listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 3

2025 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2025-Q2	2025-Q1	Change Q2 vs Q1	2024-Q2	Change Q2 vs Q2	2025-YTD	2024-YTD	Change YTD
Operational(2)
Ore Processed / Tonnes Milled	1,003,804	944,373	6%	674,570	49%	1,948,177	1,263,221	54%
Silver Ounces Produced	3,701,995	3,704,503	0%	2,104,181	76%	7,406,498	4,079,358	82%
Gold Ounces Produced	33,865	36,469	(7%)	39,339	(14%)	70,333	75,275	(7%)
Silver Equivalent ("AgEq") Ounces Produced	7,852,311	7,711,709	2%	5,289,439	48%	15,564,020	10,451,724	49%
Cash Costs per Silver Equivalent Ounce(1)	$15.08	$13.68	10%	$15.29	(1%)	$14.39	$15.14	(5%)
All-in Sustaining Cost per Silver Equivalent Ounce ("AISC")(1)	$21.02	$19.24	9%	$21.64	(3%)	$20.14	$21.58	(7%)
Total Production Cost per Tonne(1)	$104.45	$97.71	7%	$113.16	(8%)	$101.19	$120.18	(16%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$34.62	$32.50	7%	$27.81	24%	$33.57	$25.88	30%

Financial (in $millions)
Revenues	$264.2	$243.9	8%	$136.2	94%	$508.2	$242.2	110%
Mine Operating Earnings	$49.4	$63.8	(23%)	$15.5	NM	$113.2	$15.1	NM
Net Earnings (Loss)	$56.6	$6.2	NM	($48.3)	NM	$62.8	($61.8)	NM
Operating Cash Flows before Non-Cash Working Capital and Taxes	$114.9	$110.0	4%	$23.8	NM	$225.0	$36.4	NM
Capital Expenditures	$56.0	$51.0	10%	$28.3	98%	$107.0	$56.5	89%
Cash and Cash Equivalents	$384.8	$351.3	10%	$152.2	153%	$384.8	$152.2	153%
Total Assets	$4,094.0	$4,033.7	1%	$1,987.0	106%	$4,094.0	$1,987.0	106%
Total Non-Current Financial Liabilities	$995.6	$1,015.3	(2%)	$501.1	99%	$995.6	$501.1	99%
Working Capital(1)	$444.1	$404.8	10%	$229.9	93%	$444.1	$229.9	93%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$119.9	$98.8	21%	$21.2	NM	$218.7	$27.5	NM
Adjusted EBITDA(1)	$125.3	$109.7	14%	$26.4	NM	$235.0	$38.5	NM
Free Cash Flow(1)	$77.9	$43.5	79%	$6.4	NM	$121.4	$7.4	NM

Shareholders
Earnings (loss) per Share ("EPS") – Basic & Diluted	$0.11	$0.01	NM	($0.17)	165%	$0.12	($0.21)	157%
Adjusted EPS(1)	$0.04	$0.05	(20%)	($0.07)	157%	$0.08	($0.13)	162%
NM - Not meaningful.

(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 52 to 62 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) Operational metrics shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Silver Mine.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 4

Second Quarter Production Summary	Los Gatos (1)	Santa Elena	San Dimas	La Encantada	Consolidated
Ore Processed / Tonnes Milled	233,480	269,830	219,198	281,296	1,003,804
Silver Ounces Produced	1,524,949	306,224	1,242,717	628,105	3,701,995
Gold Ounces Produced	706	20,637	12,472	49	33,865
Silver Equivalent Ounces Produced	2,436,722	2,318,618	2,464,029	632,942	7,852,311
Cash Costs per Silver Equivalent Ounce (2)	$12.44	$13.57	$15.66	$27.19	$15.08
All-in Sustaining Cost per Silver Equivalent Ounce (2)	$13.70	$18.58	$20.10	$31.94	$21.02
Total Production Cost per Tonne (2)	$91.65	$107.02	$173.88	$58.53	$104.45
(1) All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the Company’s 70% ownership of the Los Gatos Silver Mine.
(2) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 52 to 62 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Second Quarter Operational Highlights

•Strong Quarterly Silver Production: The Company produced 3.7 million silver ounces in Q2 2025 representing a 76% increase when compared to 2.1 million silver ounces produced in Q2 2024. Total silver production in the quarter included 1.5 million ounces of attributable silver production from Los Gatos. The Company had strong results despite weather-related disruptions and power outages in the final days of June that impacted production at Los Gatos, San Dimas and La Encantada.
•Robust Silver Equivalent Production: The Company produced 7.9 million AgEq ounces in Q2 2025 representing a 48% increase compared to 5.3 million AgEq ounces produced in Q2 2024. This growth was primarily driven by a 76% increase in attributable consolidated silver production, including contributions from Los Gatos, as well as a 17% production increase at San Dimas.
•Inventory: The Company held 424,272 silver ounces in finished goods inventory as at June 30, 2025, inclusive of coins and bullion. The fair value of this inventory at June 30, 2025 was $15.3 million, which was not included in revenue during the second quarter.
•Continued Active Exploration Program: During the second quarter, the Company completed a total of 66,360 metres (“m”) of drilling across its mines in Mexico. During the quarter, up to 28 drill rigs were active consisting of 12 rigs at San Dimas, nine rigs at Santa Elena, five rigs at Los Gatos, and two rigs at La Encantada.
•High-Grade Gold and Silver Discovery: The Company announced the discovery of a new, gold and silver vein hosted system - Santo Niño - at the Santa Elena property (see news release dated May 28, 2025). The Santo Niño discovery is 900 m south of the Santa Elena plant and is the second discovery made by the Company in the past 12 months.
•Strong Safety Performance Continues: The consolidated Q2 2025 Total Reportable Incident Frequency Rate (“TRIFR”) was 0.52, below the Company’s 2025 target KPI of 0.70. The Lost Time Incident Frequency Rate (“LTIFR”) was 0.11 compared to 0.12 from the same period last year.
•Cash Costs: Cash costs per attributable payable AgEq ounce for the quarter were $15.08, an improvement when compared with $15.29 per ounce in the second quarter of 2024. The decrease in cash costs was due to a 48% increase in AgEq ounces, primarily driven by the attributable production increase of 2.4 million AgEq ounces from Los Gatos, along with a 17% increase in AgEq production at San Dimas as a result of operational efficiencies and increased plant throughput rates. This decrease was partially offset by higher contractor and energy costs at San Dimas that helped improve and support production, as well as higher maintenance costs as a result of weather-related power outages at San Dimas, La Encantada and Los Gatos in June.
•AISC: AISC per attributable payable AgEq ounce in the second quarter was $21.02, representing a 3% decrease compared to $21.64 per ounce in the second quarter of 2024. This was primarily attributable to the decrease in cash costs. This decrease was partially offset by an increase in profit sharing per AgEq ounce relating to the prior year, which was paid in the second quarter.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 5

Second Quarter Financial Highlights
•Record Treasury and Working Capital Position: The Company ended the quarter with a record $510.1 million cash in treasury, representing a 65% increase compared to $308.3 million at December 31, 2024, and the highest in the Company’s history. Cash in treasury includes $125.3 million that is held in restricted cash, representing an 18% increase when compared to $106.1 million at December 31, 2024. The increase in restricted cash was mostly driven by the strengthening of the Mexican Peso at June 30, 2025. Further, working capital reached a record high of $444.1 million, representing a 98% increase compared to $224.5 million at December 31, 2024. The increase in cash was partially offset by income tax installments of $30.6 million paid during the second quarter primarily related to the true-up of tax payments made for the strong performance in the prior year and the first quarter along with payments related to the annual bonus for 2024. Refer to the “Liquidity, Capital Resources and Contractual Obligations” section below for further details.
•Record Quarterly Revenue: In the second quarter, the Company generated a second consecutive quarterly revenue record of $264.2 million, representing a 94% increase compared to $136.2 million in the second quarter of 2024. This significant growth was primarily attributable to a 42% increase in payable AgEq ounces sold, mainly driven by the addition of the Los Gatos Silver Mine, which contributed $103.1 million in revenue. Additional contributions came from continued strong performance at Santa Elena, which contributed $74.5 million in revenue, and improved production at San Dimas, which contributed $65.1 million in revenue. Further, the average realized silver price per AgEq ounce increased to $34.62 per ounce, representing a 24% increase compared to the second quarter of 2024.
•Improved Mine Operating Earnings: The Company achieved mine operating earnings of $49.4 million, representing a significant increase of $33.9 million compared to mine operating earnings of $15.5 million in the second quarter of 2024. The increase was mainly driven by the addition of the Los Gatos Silver Mine, which contributed $20.6 million in mine operating earnings during the quarter. Additionally, the improvement in performance at San Dimas and La Encantada increased mine operating earnings by $6.7 million and $4.4 million, respectively, compared to the second quarter of 2024. The increase in mine operating earnings was partially offset by higher contractor and energy costs at San Dimas that supported improvements in production. Additionally, maintenance costs were higher as a result of weather-related power outages at San Dimas, La Encantada and Los Gatos in late June. Mine operating earnings were further impacted by a higher non-cash depletion expense, primarily driven by the addition of Los Gatos and increased overall production. The Company's operating earnings are inclusive of $51.6 million in non-cash depletion expense.
•Increased Cash Flow from Operations: Operating cash flow before changes in working capital and taxes paid in the quarter was $114.9 million, representing a significant increase compared to $23.8 million in the second quarter of 2024. This increase was achieved despite incurring higher production bonuses and profit-sharing costs related to the annual bonus for 2024. This improvement was primarily driven by an increase in mine operating earnings, excluding depletion, depreciation and amortization, of $76.0 million resulting from strong performance at San Dimas and Los Gatos.
•Increased EBITDA: EBITDA for the quarter was $119.9 million, representing a significant increase compared to $21.2 million in the second quarter of 2024. The increase in EBITDA was primarily attributable to the above-mentioned increase in mine operating earnings.
•Increased Adjusted EBITDA: Adjusted EBITDA normalized for non-cash or non-recurring items such as share-based payments, unrealized gains on marketable securities, and abnormal costs for the quarter was $125.3 million, representing a significant increase compared to $26.4 million in the second quarter of 2024.
•Net Earnings: Net earnings for the quarter were $56.6 million (EPS of $0.11) representing a significant increase compared to a net loss of $48.3 million (EPS of ($0.17)) in the second quarter of 2024. The increase in net earnings was primarily attributed to higher mine operating earnings compared to the second quarter of 2024. This was partially offset by a non-cash depletion and depreciation expense of $73.7 million (EPS of (0.15)), compared to $31.6 million (EPS of (0.11)) in the second quarter of 2024 driven by higher production and the addition of Los Gatos, and a non-cash deferred income tax recovery of $39.6 million (EPS of $0.08), compared to a non-cash deferred income tax expense of $22.6 million (EPS ($0.08)) in the second quarter of 2024. Additionally, the Company incurred higher general and administrative costs related to the integration of Los Gatos, including costs associated with insurance, travel, legal fees, systems implementation and consulting services. The Company expects to realize significant synergies and cost reductions after the integration of Los Gatos is complete.
•Increased Adjusted Net Earnings: Adjusted net earnings excluding non-cash or non-recurring items such as share-based payments, unrealized gains on marketable securities, abnormal costs, and deferred income tax for the quarter was $18.4 million (Adjusted EPS of $0.04), representing a significant increase compared to an adjusted net loss of $20.4 million (Adjusted EPS of ($0.07)) in the second quarter of 2024.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 6

•Capital Expenditures: The Company’s total capital expenditures in the second quarter were $56.0 million, representing a 98% increase compared to $28.3 million in total capital expenditures in the second quarter of 2024 as the Company continues to focus on growth and mine development in line with the 2025 guidance. Total capital expenditures consisted of $17.3 million in underground development (2024 - $13.5 million), $19.6 million in property, plant and equipment (2024 - $5.4 million), and $19.1 million in exploration (2024 - $9.4 million).

First Majestic Silver Corp. 2025 Second Quarter Report	Page 7

ACQUISITION OF GATOS SILVER INC.

On January 16, 2025, the Company completed its acquisition of Gatos Silver, Inc. (“Gatos”) pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis at the closing of the transaction. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55 ("the Exchange Ratio"). All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.
Gatos a 70% interest in the Los Gatos Joint Venture (“LGJV”), which owns the producing Los Gatos underground silver mine in Chihuahua, Mexico. The Los Gatos mine consists of approximately 103,000 hectares (“ha”) of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the opening market price of the Company’s common shares on January 16, 2025 (“Acquisition Date”), the total consideration of the Gatos acquisition is $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards

The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. The Company has since finalized the full and detailed valuation of the fair value of the net assets of Gatos acquired using income, market, and cost valuation methods with the assistance of an independent third party.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 8

Consideration and Purchase Price Allocation

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,066 Consideration Shares issued to Los Gatos shareholders with an accounting fair value of $5.68 per share(1)	$1,007,819
2,207,762 Consideration DSUs and RSUs of Los Gatos converted to First Majestic common shares with an accounting fair value of $5.68 per share(1)	12,540
8,242,244 Consideration Options of Los Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223
(1)Fair value of Consideration Shares was estimated at $5.68 per share based on the opening price of First Majestic’s common share on the New York Stock Exchange on January 16, 2025.
(2)Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.
(3)The fair value of Consideration Options was estimated using the Black-Scholes method as at the Acquisition Date, using the following assumptions:

Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

First Majestic Silver Corp. 2025 Second Quarter Report	Page 9

The following table summarizes the purchase price allocated to the identifiable assets and liabilities based on their estimated fair values on the Acquisition Date:

Allocation of Purchase Price

Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	(511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223
(1) Trade and other receivables are expected to be fully recoverable.
(2) Cash acquired by the Company on the Acquisition Date was $159.6 million net of withholding taxes on RSU settlements amounting to $7.8

Financial and operating results of Gatos are included in the Company’s consolidated financial statements effective January 16, 2025. During the three and six months ended June 30, 2025, the acquisition of Gatos contributed $103.1 and $193.6 million of revenues, respectively, and $11.9 million and $24.1 million of net earnings, respectively, to the Company’s financial results since January 16, 2025.

Had the business combination been effective at January 1, 2025, the Company's pro forma revenues and net earnings for the three and six months ended June 30, 2025 would have been $264.2 million and $56.6 million, and $525.7 million and $66.0 million, respectively. Total transaction costs of $5.6 million related to the acquisition were expensed in Q1 2025.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 10

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the Acquisition Date. The discounted future cash flow models used a 6.00% discount rate based on the Company’s assessment of country risk, project risk and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Discount rate	6.00%
Mine life (years)	10
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life of mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 11

2025 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s updated production outlook and cost guidance for 2025. These are forward-looking estimates and are subject to the cautionary note at the end of this MD&A regarding the risks associated with relying on forward-looking statements. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is updating its full year 2025 guidance, primarily to reflect the following changes:

1.Improved metal price environment: The silver and gold price assumptions for the second half of 2025 have been revised to $30.00 and $2,800 per ounce, respectively.
2.Los Gatos: Management is increasing the Los Gatos attributable production forecast to 9.1 – 9.7 million AgEq ounces, an increase of 6% (midpoint) compared to the original guidance. The revision is primarily driven by higher throughput rates and slightly improved silver grades, with a long-term objective of achieving and sustaining a throughput level of 4,000 tpd.
3.Santa Elena: Management is increasing the Santa Elena production forecast to 8.8 – 9.4 million AgEq ounces, an increase of 12% (midpoint) compared to the original guidance, primarily due to higher gold grades and slightly increased gold recoveries.
4.San Dimas: Management is increasing the San Dimas production forecast to 9.9 – 10.5 million AgEq ounces, an increase of 7% (midpoint) compared to the original guidance, primarily due to higher throughput rates.
5.Capital Investments: Management has increased the 2025 capital budget by 7% to $193 million to support key growth initiatives, including the plant expansion at Santa Elena, early-stage development at the Navidad discovery, and the acquisition of additional equipment to enhance and sustain higher throughput rates at Los Gatos.

As a result of the Company's strong production results in H1 2025 and continued operating efficiencies, the 2025 attributable consolidated production guidance has increased to 30.6 – 32.6 (midpoint: 31.6) million AgEq ounces, representing a 7% increase compared to the original guidance of 27.8 – 31.2 (midpoint: 29.5) million AgEq ounces, with a 6% and 2% increase in silver and gold production (midpoints), respectively, along with 11% and 8% increases in lead and zinc production (mid-points), respectively.

A mine-by-mine breakdown of the Company's revised 2025 production and cost guidance is included in the table below. The Company reports cost guidance to reflect cash costs and AISC on a per AgEq attributable payable ounce basis. The metal price and foreign currency assumptions that were used to calculate the numbers below were: silver: $30.00/oz, gold: $2,800/oz, lead: $0.95/lb., zinc: $1.25/lb. and MXN:USD 19.5:1.

GUIDANCE FOR FULL YEAR 2025

Operation:	Silver Oz (M)	Gold Oz (k)	Lead Lbs (M)	Zinc Lbs (M)	Silver Eqv Oz (M)	Cash Cost ($ per AgEq Oz)*	AISC ($ per AgEq Oz)*
Los Gatos (70%), Mexico	5.6 – 6.0	3	33 – 35	52 – 56	9.1 – 9.7	11.14 – 11.46	14.62 – 15.13
Santa Elena, Mexico	1.5 – 1.6	79 – 84	—	—	8.8 – 9.4	13.56 – 13.95	17.39 – 18.02
San Dimas, Mexico	4.9 – 5.2	53 – 57	—	—	9.9 – 10.5	14.11 – 14.56	18.38 – 19.10
La Encantada, Mexico	2.8 – 3.0	—	—	—	2.8 – 3.0	22.29 – 23.15	28.16 – 29.42
Operations Total	14.8 – 15.8	135 – 144	33 – 35	52 – 56	30.6 – 32.6	$13.94 – $14.37	$18.11 – $18.79

Corporate:
Corp. G&A and Services	—	—	—	—	—	—	1.91 – 2.03
Total:
Total Consolidated	14.8 – 15.8	135 – 144	33 – 35	52 – 56	30.6 – 32.6	$13.94 – $14.37	$20.02 – $20.82
*Certain amounts shown in the above table may not add exactly to the total amount due to rounding differences
*These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods. See “Non-GAAP Measures” at the end of this MD&A for further details regarding these measures and a reconciliation of non-GAAP to GAAP measures.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 12

For the full year of 2025, the Company now estimates silver production will range between 14.8 to 15.8 million ounces compared to the prior guidance of 13.6 to 15.3 million ounces, a 6% increase at the midpoint. Additionally, gold production is estimated to range between 135,000 to 144,000 ounces compared to the prior guidance of 129,000 to 144,000, a 2% increase at the midpoint.
Annual cash costs are now expected to be within the range of $13.94 to $14.37 per ounce, an improvement from the previous guidance of $14.10 to $14.86 per ounce, primarily due to higher production.
The Company is projecting its consolidated 2025 AISC to be within the range of $20.02 to $20.82 on a per consolidated payable AgEq ounce basis, in line with the original guidance range of $19.89 to $21.27 with a 1% improvement on the midpoint average. Excluding non-cash items, the Company anticipates its 2025 AISC to be within a range of $19.41 to $20.17 per payable AgEq ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2025 ($ per AgEq oz)

Total Cash Costs per Payable Equivalent Silver Ounce	13.94 – 14.37
General and Administrative Costs	1.46 – 1.56
Sustaining Development Costs	0.68 – 0.71
Sustaining Property, Plant and Equipment Costs	1.77 – 1.88
Profit Sharing	1.03 – 1.09
Lease Payments	0.53 – 0.56
Share-based Payments (non-cash)	0.45 – 0.48
Accretion and Reclamation Costs (non-cash)	0.16 – 0.17
All-In Sustaining Costs (AgEq Oz)	20.02 – 20.82
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	19.41 – 20.17
1.Certain amounts shown may not add exactly to the total amount due to rounding differences.
2.AISC does not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate AISC may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” at the end of this MD&A for further details regarding these measures and a reconciliation of non-GAAP to GAAP measures.
3.Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.07 to $2.21 per AgEq ounce.

UPDATED CAPITAL INVESTMENTS IN 2025

The Company now plans to invest approximately $193 million in capital expenditures in 2025 consisting of $76 million for sustaining activities and $117 million for expansionary projects. This represents a 7% increase over the original 2025 guidance, primarily driven by higher investments in Property, Plant and Equipment to support increased production forecasts for 2025 and beyond. Key initiatives include plant upgrades at Santa Elena to gradually increase throughput to 3,500 tonnes per day ("tpd"), ongoing studies and early-stage mine development at the Navidad discovery, and the acquisition of additional equipment to support higher mining and processing rates at Los Gatos. These investments are fully aligned with the Company’s long-term growth strategy.

Area	Sustaining ($M)	Expansionary ($M)	Total ($M)
Underground Development	$21	$61	$82
Exploration	$—	$43	$43
Property, Plant and Equipment	$54	$13	$67
Corporate Projects	$1	$—	$1
Total	$76	$117	$193

The updated 2025 guidance includes total capital investments of $82 million for underground development; $43 million in exploration; $67 million towards property, plant and equipment; and $1 million towards corporate innovation projects.

Under the updated 2025 budget, the Company is planning to complete a total of approximately 44,000 m of lateral underground development drilling, representing a 24% increase to what was set out in the original guidance. In addition,

First Majestic Silver Corp. 2025 Second Quarter Report	Page 13

the Company is now planning to complete a total of approximately 255,000 m of exploration drilling in 2025, representing a 6% decrease compared to the original guidance. The decrease in exploration spend and metres is mostly at Los Gatos reflecting forecasted improved cost per metre guidance as a result of takeover synergies and a program rationalization where the Company will defer some drilling in the South East Deep zone to prioritize Central and North West Deep drilling for an overall cost and total metre reduction.

In the first half of 2025, the Company completed 23,100 m of underground development drilling and 128,141 m of exploration drilling.

Management may revise the Company's guidance during the year to reflect actual and anticipated changes in metal prices or to the business. There can be no assurance that cost estimates related to the Company's 2025 guidance will prove to be accurate. For further details regarding relevant risks, including those related to the allocation of capital by the Company, see the section entitled "Risk Factors" in the Company’s most recently filed Annual Information Form (“AIF”).

First Majestic Silver Corp. 2025 Second Quarter Report	Page 14

OVERVIEW OF OPERATING RESULTS
Selected Production Results for the Past Eight Quarters:

	2025		2024				2023
PRODUCTION HIGHLIGHTS	Q2	Q1(3)	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
Los Gatos (70%)(2)	233,480	193,825	—	—	—	—	—	—
Santa Elena	269,830	270,203	271,783	259,919	256,427	224,394	233,601	226,292
San Dimas	219,198	231,190	219,388	195,279	183,188	178,957	215,232	213,681
La Encantada	281,296	249,155	253,953	223,200	234,955	185,298	203,898	230,230
Jerritt Canyon	—	—	—	—	—	—	—	—
Consolidated	1,003,804	944,373	745,124	678,397	674,570	588,651	652,731	670,203

Silver equivalent ounces produced
Los Gatos (70%)(2)	2,436,722	2,252,258	—	—	—	—	—	—
Santa Elena	2,318,618	2,259,772	2,719,702	2,685,375	2,580,497	2,280,739	3,008,449	2,669,411
San Dimas	2,464,029	2,636,689	2,235,407	2,110,905	2,114,072	2,364,875	3,110,677	3,010,458
La Encantada	632,942	562,990	758,181	550,042	589,060	459,110	521,424	573,458
Jerritt Canyon	—	—	—	144,093	5,811	57,559	—	32,463
Consolidated	7,852,311	7,711,709	5,713,289	5,490,416	5,289,439	5,162,283	6,640,550	6,285,790

Silver ounces produced
Los Gatos (70%)(2)	1,524,949	1,444,719	—	—	—	—	—	—
Santa Elena	306,224	339,784	406,009	376,203	376,947	355,205	582,484	347,941
San Dimas	1,242,717	1,359,378	1,191,893	1,046,340	1,141,906	1,163,792	1,513,791	1,548,203
La Encantada	628,105	560,622	755,963	545,031	585,329	456,179	516,141	565,724
Consolidated	3,701,995	3,704,503	2,353,865	1,967,574	2,104,181	1,975,176	2,612,416	2,461,868

Gold ounces produced
Los Gatos (70%)(2)	706	794	—	—	—	—	—	—
Santa Elena	20,637	21,408	27,216	27,435	27,176	21,713	28,056	28,367
San Dimas	12,472	14,241	12,264	12,582	12,043	13,543	18,468	17,863
La Encantada	49	26	26	—	—	—	—	—
Jerritt Canyon	—	—	—	1,684	74	647	—	396
Consolidated	33,864	36,469	39,506	41,701	39,293	35,903	46,524	46,626

Cash cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$12.44	$10.82	$—	$—	$—	$—	$—	$—
Santa Elena (per AgEq Ounce)	$13.57	$12.92	$10.99	$11.96	$12.25	$12.13	$10.42	$11.72
San Dimas (per AgEq Ounce)	$15.66	$13.82	$15.14	$16.50	$16.66	$15.81	$13.21	$14.07
La Encantada (per AgEq Ounce)	$27.19	$26.03	$20.01	$25.24	$23.69	$25.22	$26.19	$25.63
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$1,491	$1,186	$1,260	$—	$1,478
Consolidated (per AgEq Ounce)	$15.08	$13.68	$13.82	$15.17	$15.29	$15.00	$13.01	$14.13

All-in sustaining cost per Ounce(1)
Los Gatos (per AgEq Ounce)(2)	$13.70	$13.07	$—	$—	$—	$—	$—	$—
Santa Elena (per AgEq Ounce)	$18.58	$15.46	$13.54	$14.38	$15.07	$14.70	$12.82	$14.68
San Dimas (per AgEq Ounce)	$20.10	$17.57	$20.63	$21.44	$21.78	$20.49	$17.80	$17.76
La Encantada (per AgEq Ounce)	$31.94	$31.68	$25.34	$30.10	$27.87	$31.64	$34.14	$29.86
Jerritt Canyon (per Au Ounce)	$—	$—	$—	$1,491	$1,186	$1,260	$—	$1,730
Consolidated (per AgEq Ounce)	$21.02	$19.24	$20.34	$21.03	$21.64	$21.53	$18.50	$19.74

Production cost per tonne
Los Gatos(2)	$91.65	$84.46	$—	$—	$—	$—	$—	$—
Santa Elena	$107.02	$94.28	$91.11	$107.80	$107.47	$120.22	$117.36	$125.05
San Dimas	$173.88	$156.10	$149.49	$168.45	$193.02	$200.72	$183.61	$193.41
La Encantada	$58.53	$57.56	$56.88	$60.86	$57.11	$67.80	$64.70	$61.35
Consolidated	$104.45	$97.71	$96.63	$109.81	$113.16	$128.23	$122.76	$125.81
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 52 to 62 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.
(2) All production and non-GAAP results shown in the table above are reported on an attributable basis to account for the 70% ownership of the Los Gatos Silver Mine.
(3) Los Gatos production during Q1 2025 was from January 16, 2025 to March 31, 2025 or 74 days.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 15

Operating Results – Consolidated Operations

CONSOLIDATED	2025-Q2	2025-Q1	2024-Q2	2025-YTD	2024-YTD	Change Q2 vs Q2	Change '25 vs '24

Ore processed/tonnes milled	1,003,804	944,373	674,570	1,948,177	1,263,221	49%	54%

Production
Silver ounces produced	3,701,995	3,704,503	2,104,181	7,406,498	4,079,358	76%	82%
Gold ounces produced	33,865	36,469	39,339	70,333	75,275	(14%)	(7%)
Pounds of lead produced	9,014,545	7,487,065	—	16,501,610	—	100%	100%
Pounds of zinc produced	16,063,947	12,492,869	—	28,556,816	—	100%	100%
Silver equivalent ounces produced	7,852,311	7,711,709	5,289,439	15,564,020	10,451,724	48%	49%

Cost
Cash cost per AgEq Ounce(1)	$15.08	$13.68	$15.29	$14.39	$15.14	(1%)	(5%)
All-in sustaining costs per AgEq Ounce(1)	$21.02	$19.24	$21.64	$20.14	$21.58	(3%)	(7%)
Total production cost per tonne(1)	$104.45	$97.71	$113.16	$101.19	$120.18	(8%)	(16%)

Underground development (m)	11,403	11,664	8,135	23,066	14,836	40%	55%
Exploration drilling (m)	66,360	61,218	47,447	127,579	83,721	40%	52%
(1) These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 52 to 62 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Production
Total attributable production in the second quarter of 2025 was 7.9 million AgEq ounces, consisting of 3.7 million ounces of silver, and 33,865 ounces of gold, representing a 48% increase, a 76% increase, and a 14% decrease, respectively, compared to 5.3 million AgEq ounces, 2.1 million ounces of silver and 39,339 ounces of gold in the second quarter of 2024. Additionally, the Company produced 9.0 million pounds of lead and 16.1 million pounds of zinc during the quarter. This growth was driven by a 76% increase in silver production when compared to 2.1 million ounces in the same period last year. Total silver production in the quarter included 1.5 million ounces of attributable silver production from Los Gatos. Production at San Dimas increased by 17% compared to the second quarter of 2024 due to operational improvements that increased ore tonnes processed during the quarter. Finally, there was a 7% increase in silver production at La Encantada compared to the second quarter of 2024, primarily due to improved water availability, increases in ore processed and higher silver recoveries. Although production increased, weather-related power outages at the end of June 2025 slightly reduced production at Los Gatos, San Dimas, and La Encantada.

Total ore processed amounted to 1,003,804 tonnes during the quarter, representing a 49% increase compared to 674,570 tonnes in the second quarter of 2024. The higher tonnage processed was primarily due to the addition of the Los Gatos Silver Mine, along with significantly higher tonnage at La Encantada and San Dimas each up 20%, and a more modest 5% increase at Santa Elena, compared to the second quarter of 2024. The higher throughput at San Dimas was driven by increased mining rates, which enabled the buildup of an ore stockpile and supported above-nameplate mill performance during the quarter. Additionally, the Company continues to focus on achieving a sustainably higher mill throughput at Los Gatos, having reached a record average of 4,125 tpd, based on operating days in June.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 16

Cash Costs and All-In Sustaining Cost per AgEq Ounce
Cash costs per AgEq ounce for the quarter was $15.08, an improvement when compared with $15.29 per ounce in the second quarter of 2024. The decrease in cash costs was due to a 48% increase in AgEq ounces, primarily driven by the attributable production increase of 2.4 million AgEq ounces from Los Gatos, along with a 17% increase in AgEq production at San Dimas as a result of operational efficiencies and increased plant throughput rates. This decrease was partially offset by higher contractor and energy costs at San Dimas that helped improve and support production, as well as higher maintenance costs as a result of weather-related power outages at San Dimas, La Encantada and Los Gatos in June.
AISC per AgEq ounce in the second quarter was $21.02, representing a 3% decrease compared to $21.64 per ounce in the second quarter of 2024. This was primarily attributable to the decrease in cash costs. This decrease was partially offset by an increase in profit sharing per AgEq ounce relating to the prior year, which was paid in the second quarter.
Management continues to undertake a series of cost reduction initiatives across the organization aimed at improving efficiencies, lowering production costs, capital spending, care and maintenance holding costs and corporate G&A costs while also increasing production. Additionally, management continues to integrate the Los Gatos Silver Mine into the Company’s business by identifying and realizing synergies. Current initiatives include:

•Negotiating workforce improvement processes with the National Union at San Dimas;
•Reducing remnant pillar extraction at San Dimas within the mine plan and confirming remaining pillars using ore control (termita) drilling processes;
•Managing over-break and under-break to reduce ore dilution impacts and optimize ore extraction at San Dimas, Los Gatos, and Santa Elena;
•Increasing mine development rates at San Dimas, Los Gatos, and La Encantada to access additional ore;
•Renegotiating consumable contracts and reducing the use of external consultants;
•Optimizing use of reagent and grinding media consumption;
•Implementing LNG based supplemental power at San Dimas to lower energy costs, improve power and plant reliability, and reduce our carbon footprint;
•At San Dimas, changes in shift line-up and other productivity-enhancing adjustments are being implemented, alongside the use of quality assurance and quality control on operating drilling methods to verify stope positioning, grade, and tonnage. These efforts are also expected to increase development rates and open additional ore stopes;
•Optimizing mining sequencing with the goal of improving ore extraction at San Dimas, Los Gatos, Santa Elena and La Encantada;
•Converting from contractor haulage at La Encantada to Owner haulage to support increased mill throughput rates and lower unit haulage costs;
•Improve La Encantada metallurgical recoveries through the addition of lead nitrate to processing;
•Lowering holding costs at the Company’s suspended operations including the Jerritt Canyon Gold Mine; and
•Identifying and realizing synergies at Los Gatos, including but not limited to: evaluating global supply chain contracts, minimizing reliance on external consultants, utilizing internal maintenance expertise, capturing corporate G&A savings, enhancing operating efficiencies, reducing overbreak and ore dilution, and optimizing capital expenditures to further reduce costs and improve operational performance.

Development and Exploration
During the quarter, the Company completed 11,403 m of underground development drilling and 66,360 m of exploration drilling, representing a 40% increase for each, compared to 8,135 m of underground development drilling and 47,447 m of exploration drilling, respectively, in the second quarter of 2024. During the quarter, up to 28 drill rigs were active consisting of 12 rigs at San Dimas, nine rigs at Santa Elena, five rigs at Los Gatos, and two rigs at La Encantada.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 17

Los Gatos Silver Mine, Chihuahua, Mexico

The Los Gatos Silver Mine is located in the state of Chihuahua, Mexico, approximately 120 kilometres (“km”) south of Chihuahua City. The mine operates with a processing capacity of 4,000 tpd, utilizing a flotation circuit to produce high-grade zinc, lead, and copper concentrates. The Los Gatos Silver Mine is part of the larger Los Gatos District, which hosts multiple mineralized zones with significant exploration potential. The Company owns 70% of the Los Gatos Mine through its interest in the Los Gatos Joint Venture, which covers a land package of approximately 103,000 ha.

Los Gatos (disclosed 70% ownership interest)	2025-Q2	2025-Q1	2025-YTD

Total ore processed/tonnes milled	233,480	193,825	427,305
Average silver grade (g/t)	230	262	244
Average gold grade (g/t)	0.20	0.24	0.22
Average zinc grade (%)	4%	4%	4%
Average lead grade (%)	2%	2%	2%
Average copper grade (%)	0.07%	0.10%	0.07%
Silver recovery (%)	88%	89%	88%
Gold recovery (%)	47%	53%	50%
Lead Recovery (%)	88%	89%	88%
Zinc Recovery (%)	74%	72%	73%
Copper Recovery (%)	62%	63%	63%

Attributable Production
Silver ounces produced	1,524,949	1,444,719	2,969,668
Gold ounces produced	706	794	1,500
Zinc pounds produced	16,063,947	12,492,869	28,556,816
Lead pounds produced	9,014,545	7,487,065	16,501,610
Copper pounds produced	205,288	237,860	443,148
Silver equivalent ounces produced	2,436,722	2,252,258	4,688,980

Cost
Cash cost per AgEq Ounce(1)	$12.44	$10.82	$11.66
All-In sustaining costs per AgEq Ounce(1)	$13.70	$13.07	$13.40
Total production cost per tonne(1)	$91.65	$84.46	$88.39

Underground development (m)	1,924	1,687	3,611
Exploration drilling (m)	11,317	14,880	26,197
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 52 to 62 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

On January 16, 2025, the Company completed its acquisition of Gatos Silver, Inc., and as a result, Gatos became a wholly-owned subsidiary of the Company. Gatos holds a 70% interest in the Los Gatos Joint Venture (“LGJV”), which owns and operates the producing Los Gatos Silver Mine in Chihuahua, Mexico. Los Gatos consists of approximately 103,000 ha of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition is consistent with the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 18

During the second quarter, Los Gatos produced 2,436,722 attributable AgEq ounces, consisting of 1,524,949 ounces of silver, 16,063,947 pounds of zinc, 9,014,545 pounds of lead, and 706 ounces of gold. Production at Los Gatos was slightly impacted at the end of June due to a weather-related power outage that lasted three days. Power was fully restored on July 1, 2025. Production at Los Gatos represented 30% of the Company's total production in AgEq ounces, primarily due to its high silver, zinc and lead grades.

The mill processed a total of 233,480 tonnes of ore, with head grades of 230 g/t silver, 4% zinc, 2% lead, and 0.2 g/t gold. Management continues to focus on achieving a sustainably higher mill throughput at Los Gatos. In June, the mill achieved a record average throughput of 4,125 tpd, based on operating days.

Silver, zinc, lead and gold recoveries during the quarter averaged 88%, 74%, 88% and 47%, respectively.

Cash costs per AgEq ounce for the quarter were $12.44 and were mainly driven by increased production throughput along with lower milling costs during the quarter. AISC per AqEq ounce for the quarter was $13.70 and was primarily driven by changes in cash costs and higher equipment maintenance costs during the quarter as part of the increasing production plan. The Company continues to integrate the Los Gatos Silver Mine with its business by identifying and realizing synergies to improve operating efficiencies and reduce costs.

During the quarter, five drill rigs completed 11,317 m of exploration drilling on the property, and a total of 1,924 m of underground development drilling were completed at Los Gatos. Total exploration costs in the second quarter were $2.3 million.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 19

Santa Elena Silver/Gold Mine, Sonora, Mexico

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,200 tpd cyanidation circuit from underground reserves. Santa Elena consists of a central processing plant that can receive ore from separate underground mining operations, Santa Elena and Ermitaño. The Company owns 100% of the Santa Elena mine including mining concessions totaling 102,244 ha.

Santa Elena	2025-Q2	2025-Q1	2024-Q2	Change Q2 vs Q2	2025-YTD	2024-YTD	Change '25 vs '24

Total ore processed/tonnes milled	269,830	270,203	256,427	5%	540,033	480,820	12%
Average silver grade (g/t)	55	58	69	(20%)	56	70	(20%)
Average gold grade (g/t)	2.54	2.59	3.52	(28%)	2.56	3.35	(24%)
Silver recovery (%)	64%	68%	66%	(3%)	66%	67%	(1%)
Gold recovery (%)	94%	95%	94%	0%	95%	94%	1%

Production
Silver ounces produced	306,224	339,784	376,947	(19%)	646,008	732,152	(12%)
Gold ounces produced	20,637	21,408	27,176	(24%)	42,045	48,889	(14%)
Silver equivalent ounces produced	2,318,618	2,259,772	2,580,497	(10%)	4,578,390	4,861,237	(6%)

Cost
Cash cost per AgEq Ounce(1)	$13.57	$12.92	$12.25	11%	$13.25	$12.19	9%
All-In sustaining costs per AgEq Ounce(1)	$18.58	$15.46	$15.07	23%	$17.04	$14.90	14%
Total production cost per tonne(1)	$107.02	$94.28	$107.47	0%	$100.64	$113.42	(11%)

Underground development (m)	2,268	2,307	2,329	(3%)	4,574	4,579	0%
Exploration drilling (m)	22,751	16,809	15,591	46%	39,560	25,502	55%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 52 to 62 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

Santa Elena produced 2,318,618 AgEq ounces during the quarter, representing a 10% decrease compared to the second quarter of 2024. This included 306,224 ounces of silver and 20,637 ounces of gold, representing decreases of 19% and 24% respectively compared to the second quarter of 2024. The decrease in production was primarily due to lower ore grades from the Ermitaño mine, in line with the current mine plan.
The mill processed a total of 269,830 tonnes of ore, representing a 5% increase compared to the same period last year, with average silver and gold head grades of 55 g/t and 2.54 g/t, respectively. Silver and gold ore grades declined 28% and 20%, respectively, compared to the same period last year, in line with the mine plan.

Silver and gold recoveries during the quarter averaged 64% and 94%, respectively, compared to 66% and 94%, respectively, in the same period last year.

Cash costs per AgEq ounce in the second quarter were $13.57, representing an 11% increase compared to $12.25 per AgEq ounce in the second quarter of 2024. The increase was primarily attributed to the lower production levels consistent with the mine plan, along with higher royalty payments and maintenance activities at the mill during the quarter. These cost increases were partially offset by a decrease in change in inventory expense and a weakening of the Mexico peso against the US dollar, which averaged 6% lower compared to the second quarter of 2024.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 20

AISC per AgEq ounce for the quarter was $18.58, representing a 23% increase compared to $15.07 per AgEq ounce in the second quarter of 2024. This was primarily attributable to the increase in cash costs, higher profit sharing allocated to Santa Elena relating to prior year performance, which was paid in the second quarter, and higher sustaining capital costs compared to the second quarter of 2024.
The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell to Sandstorm 20% of its gold production over the life of mine from its leach pad and underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three and six months ended June 30, 2025, the Company delivered nil ounces (June 30, 2024 - 21 ounces) of gold to Sandstorm. On July 7, 2025, it was announced that Sandstorm entered into a definitive arrangement agreement with Royal Gold Inc. ("Royal Gold"), under which Royal Gold will acquire all of the issued and outstanding common shares of Sandstorm.

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. For the three and six months ended June 30, 2025, the Company incurred $3.1 and $5.9 million (June 30, 2024 - $2.9 and $5.0 million) in NSR royalty payments in connection with production from Ermitaño.

During the quarter, a total of 2,268 m of underground development drilling was completed at the Ermitaño mine, representing a 3% decrease when compared with the 2,329 m in the second quarter of 2024. During the quarter, nine drill rigs, consisting of six surface rigs and three underground rigs, completed 22,751 m of drilling on the property. Total exploration costs in the second quarter were $3.9 million, representing a 27% increase compared to $3.1 million in the second quarter of 2024. The Company is working to continue to grow and define the mineral deposits at the Navidad and Santo Niño targets to expand the Mineral Resource and Mineral Reserve base for the Santa Elena operation. During the quarter, the Company announced the discovery of a second new, high-grade gold and silver vein hosted system - Santo Niño - at the Santa Elena property (see news release dated May 28, 2025). The Santo Niño discovery is 900 m south of the Santa Elena plant and is the second major orebody discovery made by the Company in the past 12 months.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 21

San Dimas Silver/Gold Mine, Durango, Mexico

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of the city of Durango, Durango State, Mexico and consists of 71,868 ha of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,700 tpd capacity milling operation that produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to a private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2025-Q2	2025-Q1	2024-Q2	Change Q2 vs Q2	2025-YTD	2024-YTD	Change '25 vs '24

Total ore processed/tonnes milled	219,198	231,190	183,188	20%	450,388	362,145	24%
Average silver grade (g/t)	197	203	210	(6%)	200	215	(7%)
Average gold grade (g/t)	1.90	2.04	2.15	(12%)	1.97	2.30	(14%)
Silver recovery (%)	90%	90%	92%	(2%)	90%	92%	(2%)
Gold recovery (%)	93%	94%	95%	(2%)	94%	96%	(2%)

Production
Silver ounces produced	1,242,717	1,359,378	1,141,906	9%	2,602,095	2,305,698	13%
Gold ounces produced	12,472	14,241	12,043	4%	26,713	25,586	4%
Silver equivalent ounces produced	2,464,029	2,636,689	2,114,072	17%	5,100,718	4,478,947	14%

Cost
Cash cost per AgEq Ounce(1)	$15.66	$13.82	$16.66	(6%)	$14.71	$16.21	(9%)
All-In sustaining costs per AgEq Ounce(1)	$20.10	$17.56	$21.78	(8%)	$18.79	$21.10	(11%)
Total production cost per tonne(1)	$173.88	$156.10	$193.02	(10%)	$164.75	$196.83	(16%)

Underground development (m)	6,255	6,716	4,859	29%	12,971	8,568	51%
Exploration drilling (m)	29,746	28,535	31,249	(5%)	58,281	57,613	1%
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 52 to 62 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

San Dimas produced 2,464,029 AgEq ounces during the quarter, representing a 17% increase compared to Q2 2024, consisting of 1,242,717 ounces of silver and 12,472 ounces of gold. Silver production increased by 9%, while gold production increased by 4%, when compared to the same period last year. Operational performance at San Dimas continued to benefit from enhanced labour practices and improved efficiencies during the second quarter of 2025. These ongoing advancements supported the site’s strong production results and reflect the sustained progress in workforce engagement and process optimization. Quarterly performance was impacted by lower mined gold grades and multiple weather-related power interruptions at the end of June as the annual monsoon season began.

The mill processed a total of 219,198 tonnes of ore, an increase of 20% compared to Q2 2024, with average silver and gold grades of 197 g/t and 1.90 g/t, respectively, compared with 210 g/t and 2.15 g/t, respectively, in the same period last year. Higher throughput was driven by increased mine development and higher mining rates, which enabled the buildup of the ore feed stockpile and supported above-nameplate mill performance during the quarter.

Silver and gold recoveries during the quarter averaged 90% and 93%, respectively, compared to 92% and 95%, respectively, in the same period last year.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 22

In the second quarter, cash cost per AgEq ounce was $15.66, representing a 6% decrease compared to $16.66 per AgEq ounce in the second quarter of 2024. This was primarily attributable to the increase in production compared to the same period last year. This was partially offset by higher contractor costs due to the use of mining contractors to support increased mine development and higher ore production, higher energy costs relating to higher tonnes milled, and higher electrical maintenance costs.

AISC per AgEq ounce for the quarter was $20.10, representing an 8% decrease compared to $21.78 per AgEq ounce in the second quarter of 2024. This was primarily attributable to the decrease in cash costs.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPMI"), which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of June 30, 2025, was 90:1. During the three and six months ended June 30, 2025, the Company delivered 8,962 and 16,198 ounces (June 30, 2024 - 6,801 and 14,734 ounces) of gold to WPMI at $640 and $638 per ounce (June 30, 2024 - $635 and $633 per ounce).

A total of 6,255 m of underground infill drilling was completed in the second quarter, representing a 29% increase compared to 4,859 m in the second quarter of 2024. During the quarter, a total of 12 drill rigs consisting of two surface rigs and 10 underground rigs completed 29,746 m of exploration drilling on the property, a 5% decrease compared to 31,249 m in the second quarter of 2024. Total exploration costs were $3.5 million, representing a 3% increase compared to $3.3 million in the second quarter of 2024.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 23

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is an underground mine located in the northern Mexico State of Coahuila, 708 km northeast of Torreon. La Encantada has 4,076 ha of mineral concessions and surface land ownership of 1,343 ha. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the operation’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 km away. The Company owns 100% of the La Encantada mine.

La Encantada	2025-Q2	2025-Q1	2024-Q2	Change Q2 vs Q2	2025-YTD	2024-YTD	Change '25 vs '24

Ore processed/tonnes milled	281,296	249,155	234,955	20%	530,451	420,253	26%
Average silver grade (g/t)	106	104	129	(18%)	105	126	(17%)
Silver recovery (%)	65%	67%	60%	8%	66%	61%	8%

Production
Silver ounces produced	628,105	560,622	585,329	7%	1,188,727	1,041,508	14%
Gold ounces produced	49	26	46	7%	75	79	(5%)
Silver equivalent ounces produced	632,942	562,990	589,060	7%	1,195,932	1,048,170	14%

Cost
Cash cost per AgEq Ounce(1)	$27.19	$26.03	$23.69	15%	$26.65	$24.36	9%
All-In sustaining costs per AgEq Ounce(1)	$31.95	$31.68	$27.87	15%	$31.82	$29.52	8%
Total production cost per tonne(1)	$58.53	$57.56	$57.11	2%	$58.07	$61.82	(6%)

Underground development (m)	956	954	947	1%	1,910	1,690	13%
Exploration drilling (m)	2,546	995	607	NM	3,541	607	NM
(1)These measures do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate these measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 52 to 62 for further details on these measures and a reconciliation of non-GAAP to GAAP measures.

During the quarter, La Encantada produced 628,105 ounces of silver, representing a 7% increase compared to the second quarter of 2024, driven primarily by a 20% increase in ore processed, and an 8% increase in silver recovery, partially offset by lower silver grades. Production at La Encantada was slightly impacted in June by a severe weather event that disrupted power to the water pumping system. Power has since been restored, and production levels are returning to normal.

The mill processed a total of 281,296 tonnes of ore, representing a 20% increase compared to 234,955 tonnes of ore in the second quarter of 2024, with an average silver grade of 106 g/t, compared to an average silver grade of 129 g/t in the second quarter of 2024. The increase in processing rates compared to the second quarter of 2024 was supported by improved water availability compared to the same period last year. Water inventory levels at the plant remained at full capacity during the second quarter of 2025, enabling ore throughput rates to return to normal levels.

Silver recovery for the quarter was 65%, representing an 8% increase when compared to 60% in the second quarter of 2024. The improvement was primarily driven by the addition of lead nitrate and increased residence time, supported by improved water availability compared to the same period last year.

Cash costs per AgEq ounce for the quarter were $27.19, representing a 15% increase compared to $23.69 per AgEq ounce in the second quarter of 2024, which was primarily attributed to a 32% and 12% increase in on-site mining and milling costs, respectively, due to increases in energy and maintenance costs compared to the second quarter of 2024, some of which were driven by weather-related power outages experienced at the end of June. This was partially offset by the 7% improvement in AgEq ounces compared to the second quarter of 2024.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 24

AISC per AgEq ounce for the quarter was $31.95, representing a 15% increase when compared with $27.87 in the second quarter of 2024. This was primarily due to higher cash costs and increased sustaining property, plant, and equipment (“PP&E”) costs related to machinery rental and the addition of a gas-powered generator to maintain plant capacity.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited (“Metalla”). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and six months ended June 30, 2025, the Company has incurred $0.1 and $0.2 million (June 30, 2024 - $nil and $0.2 million) in royalty payments from gold production at La Encantada.

A total of 956 m of underground development drilling was completed in the second quarter at La Encantada, consistent when compared to 947 m in the second quarter of 2024. During the quarter, two underground drill rigs completed 2,546 m of drilling on the property, as compared to 607 m in the second quarter of 2024. Total exploration costs in the second quarter were $0.7 million, representing a 128% increase when compared to $0.3 million in the second quarter of 2024.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 25

First Mint LLC, Nevada, United States

First Mint, LLC ("First Mint") is the Company’s operating minting facility located in Nevada, United States. The state of the art facility produces an array of high-quality silver bullion products and provides manufacturing capacity for third-party demand. All products are crafted from silver sourced directly from First Majestic’s mining operations in Mexico providing better margins and controlling the supply chain, while capitalizing on the strong investment demand for physical silver. First Mint allows the Company to sell a greater portion of its silver production directly to its shareholders and bullion customers. First Mint operates some of the most innovative processing equipment in the precious metals industry, including an environmentally friendly flameless tunnel, which uses significantly less electricity and produces near zero emissions when compared to traditional minting processes. The Company owns 100% of First Mint.

First Mint(1)	2025-Q2	2025-Q1	2024-Q2	Change Q2 vs Q2	2025-YTD	2024-YTD	Change '25 vs '24

Ounces sold	231,506	243,865	106,890	117%	475,371	143,849	NM

Financial Results
Revenue ($ thousands)	$7,775	$7,866	$3,298	136%	$15,641	$4,285	NM
Average realized price per ounce - Bullion(2)	$33.58	$32.25	$30.86	9%	$32.90	$29.79	10%
(1) This table is inclusive of sales from both the Company's bullion store and its minting facility in Nevada, United States.
(2) Average realized silver price per ounce is disclosed on the Company's financial statements in Note 5 - Segmented Information.

Commissioning for First Mint commenced in March 2024 and was focused on commissioning production and research and development. First Mint officially celebrated its inauguration on September 26, 2024. While silver bullion sales by First Mint commenced in March of 2024, the inauguration celebrated the mint’s progress to-date on implementing innovative production and fulfillment processes at the facility. During this time, the Mint also commissioned several pieces of new equipment including coin presses, lasers, etching equipment for bar and coin manufacturing. First Mint achieved ISO 9001 certification in April 2025. This quality certification allows silver products sold by First Mint to be eligible for Individual Retirement Accounts ("IRAs"), permitting investors to hold silver products purchased from First Mint in their IRAs. First Mint enables First Majestic to turn its mined silver into an array of finished bullion products for direct sale to the public and offers manufacturing capacity for third-party custom projects.

During the second quarter of 2025, First Mint sold 231,506 ounces of silver, representing a 117% increase compared to 106,890 ounces in the second quarter of 2024. The ounces sold through First Mint represented 6% of the Company’s total silver production during the second quarter of 2025.

Total revenues for the second quarter of 2025 were $7.8 million, representing a 136% increase compared to revenues of $3.3 million in the second quarter of 2024. The average realized price for the quarter was $33.58 per ounce, representing a 9% increase compared to the average realized price of $30.86 per ounce in the second quarter of 2024.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 26

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mining complex located in northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The operation, which was purchased by the Company on April 30, 2021, has one of only three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tpd.

On March 20, 2023, the Company temporarily suspended mining activities at Jerritt Canyon to reduce overall costs and refocus mining and exploration plans at the mine. The property consists of a large, under-explored land package consisting of 30,821 ha (119 square miles). Jerritt Canyon is 100% owned by the Company.

Operations at the Jerritt Canyon mine were placed on temporary suspension in March 2023. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were fully suspended.

During the quarter, the Company incurred $3.7 million in holding costs at Jerritt Canyon, representing a 10% decrease compared to $4.1 million in the second quarter of 2024. The mine holding costs at Jerritt Canyon primarily relate to care and maintenance activities such as water management and treatment, maintaining environmental permits and controls, keeping the plant well-maintained for future processing and maintaining land access. The Company continues to focus on optimizing holding costs and completing technical studies that will support an eventual restart of the operation in the future.

Total exploration costs amounted to $0.5 million in the second quarter of 2025, representing a 19% decrease compared to $0.7 million in the second quarter of 2024. Exploration work primarily consisted of road and site preparation for the 2025 drilling season which began in July 2025.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 27

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located in the Municipality of Chalchihuites, Zacatecas, Mexico. and consists of 3,815 ha of mining concessions and 219 ha of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three km apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine have been on care and maintenance since January 2020.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, Mexico. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 ha, plus an application of a new mining concession covering 24,723 ha to be granted. In addition, the mine includes 160 ha of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 ha of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 km from Durango, or 250 km by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company suspended all mining and processing activities at the San Martin operation due to growing insecurity in the area. Increasing violence and safety concerns resulted in the Company removing all of its remaining employees from the area in 2021 and the mine and plant have been occupied and are currently under the de facto control of an organized criminal group. Due to this situation, the Company has been unable to carry out proper care and maintenance of the mine and plant and tailings storage facilities and the Company has limited information as to the current state of repair at the mine, including the tailings storage facility. The Company has repeatedly requested all applicable governmental authorities to take action to secure the area but, to date, the Mexican government has failed to take any such action and the Company’s own efforts have been unsuccessful. The Company is continuing its efforts to work with governmental authorities to take action to secure the area.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the “Amended Springpole Stream Agreement”) to the original streaming agreement for the Springpole property (the "Springpole Stream Agreement") among the Company, Gold Canyon Resources Inc. and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, such that it will now be a cash-only payment of $5 million (previously, this final payment was to be a combination of cash and Common Shares), payable by the Company by March 31, 2025. This payment has since been completed.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 28

In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 30.0 million common share purchase warrants of First Mining (the “First Mining Warrants”), each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

As part of the March 13, 2025 Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model. Additionally, if the closing price of First Mining’s common shares on the TSX equals or exceeds CAD$0.30 for 45 consecutive trading days, First Mining may accelerate the expiry date of the common share purchase warrants to the date which is 30 days following the dissemination of a news release announcing the acceleration.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life of mine payable silver production from Springpole.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tpd open pit mining operation over an 11-year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category. A draft Environmental Impact Statement for Springpole was published in June 2022, and the Federal and Provincial Environment Assessment processes for the project are in progress.

The Springpole Project also includes large land holdings of 41,913 ha which are fully encompassed under the silver streaming agreement.

Keith Neumeyer, our President & Chief Executive Officer and a director of the Company, and Raymond Polman, a director of the Company, are each also directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 29

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended June 30, 2025 and 2024 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2025	2024	Variance %

Revenues	$264,229	$136,166	94%	(1)
Mine operating costs
Cost of sales	141,139	89,096	58%	(2)
Depletion, depreciation and amortization	73,739	31,608	133%	(3)
	214,878	120,704	78%

Mine operating earnings	49,351	15,462	NM

General and administrative expenses	12,510	9,506	32%	(4)
Share-based payments	3,804	3,418	11%
Mine holding costs	5,323	5,723	(7%)
Foreign exchange (gain) loss	(11,768)	11,133	NM
Operating earnings (loss)	39,482	(14,318)	NM
Investment and other income	6,334	3,916	62%	(5)
Finance costs	(7,798)	(7,335)	6%
Earnings (loss) before income taxes	38,018	(17,737)	NM
Current income tax expense	21,087	7,879	168%
Deferred income tax (recovery) expense	(39,648)	22,635	NM
Income tax (recovery) expense	(18,561)	30,514	161%	(6)
Net earnings (loss) for the period	$56,579	($48,251)	NM	(7)

Net earnings (loss) attributable to:
Owners of the Company	$52,548	($48,251)	NM
Non-controlling interests	$4,031	$—	100%

Earnings (loss) per common share attributable to owners of the Company:
Basic	$0.11	($0.17)	165%	(7)
Diluted	$0.11	($0.17)	165%	(7)

NM - Not meaningful

1.Revenues in the quarter were $264.2 million, representing a 94% increase compared to $136.2 million in the same quarter of the prior year primarily attributed to:
•a 42% increase in payable AgEq ounces sold compared to the same quarter of the prior year driven by the addition of 2.4 million attributable AgEq ounces from the Los Gatos Silver Mine, a notable 17% (0.4 million AgEq ounces) production increase at San Dimas largely due to significant operational improvements, along with continued strong performance at Santa Elena. These factors collectively contributed to a $76.5 million increase in revenues; and
•a 24% increase in the average realized silver price, which was $34.62 per AgEq ounce during the quarter, compared to $27.81 per AgEq ounce in the second quarter of 2024. This resulted in a $51.4 million increase in revenue compared to the same quarter of the prior year.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 30

2.Cost of sales in the quarter increased by 52.0 million, or a 58% increase compared to the same quarter of the prior year primarily attributed to:
•the addition of the Los Gatos Silver Mine on January 16, 2025 which contributed $37.9 million to costs of sales during the second quarter;
•a $5.5 million increase in worker participation costs in Mexico for all sites excluding Los Gatos;
•a $4.8 million increase in labour and energy costs due to higher mine contractor and energy costs at San Dimas to increase mine development and support production, as well as higher maintenance costs at San Dimas, La Encantada and Los Gatos in late June;
•a $2.9 million increase in change in inventory expense compared to the second quarter of 2024 from drawdowns of doré inventory at San Dimas, La Encantada, and Santa Elena, as well as bullion inventory at First Mint during the quarter; and
•$2.8 million in abnormal costs primarily due to the increased diesel consumption resulting from the use of back up energy sources following weather-events that disrupted operations and prevented the use of liquid natural gas at the end of June.
3.Depletion, depreciation and amortization in the quarter was $73.7 million compared to $31.6 million in the same quarter of the prior year, primarily as a result of:
•the addition of Los Gatos which contributed $44.6 million; and
•a $1.8 million increase in depletion and depreciation from San Dimas due to higher production.
Partially offset by:
•a decrease of $2.0 million in depreciation and amortization from Santa Elena, a decrease of $1.2 from La Encantada compared to the same quarter of the prior year, and a decrease of $1.1 million from Jerritt Canyon.
4.General and administrative expense in the quarter was $12.5 million, representing a 32% increase compared to $9.5 million in the same quarter of the prior year. This was primarily attributable to the increased workforce following the acquisition of Los Gatos on January 16, 2025. Additionally, general and administrative costs were impacted by the integration of Los Gatos, including costs associated with insurance, travel, legal fees, system implementation and consulting services. The Company expects to realize significant synergies and cost reductions after the integration of Los Gatos is complete.
5.Investment and other income in the quarter was $6.3 million, representing a 62% increase compared to a $3.9 million gain during the same quarter of the prior year. This was primarily driven by $3.6 million in interest income compared to $2.1 million in the same quarter of the prior year, a $1.6 million gain from investment in silver future derivatives compared to $1.2 million in the same quarter of the prior year, and a $1.1 million gain from investment in marketable securities, compared to $0.2 million compared to the same quarter in the prior year.
6.During the quarter, the Company recorded an income tax recovery of $18.6 million compared to a $30.5 million income tax expense in the second quarter of 2024. The increase in income tax recovery was primarily related to the non-cash foreign exchange impact on available Mexican tax pools to account for the weakening of the Mexico peso relative to the US dollar resulting in an increased deferred tax recovery offset by an increased current tax expense driven by higher earnings during the quarter.
7.As a result of the foregoing, net earnings for the quarter were $56.6 million. Additionally, net earnings attributable to owners of the Company were $52.5 million (EPS of $0.11) during the quarter, compared to a net loss of $48.3 million (EPS of ($0.17)) in the same quarter of the prior year.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 31

For the years to date ended June 30, 2025, and 2024 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2025	2024	'25 vs '24

Revenues	$508,171	$242,180	110%	(1)
Mine operating costs
Cost of sales	258,856	169,585	53%	(2)
Depletion, depreciation and amortization	136,159	57,454	137%	(3)
	395,015	227,039	74%

Mine operating earnings	113,156	15,141	NM

General and administrative	25,228	18,746	35%	(4)
Share-based payments	9,306	7,960	17%
Mine holding costs	10,292	12,020	(14%)	(5)
Acquisition costs	5,584	—	100%
Foreign exchange (gain) loss	(12,244)	9,976	NM
Operating gain (loss)	74,990	(33,561)	NM
Investment and other income	6,839	3,558	92%	(6)
Finance costs	(14,761)	(14,419)	2%
Earnings (loss) before income taxes	67,068	(44,422)	NM
Current income tax expense	36,174	5,533	NM
Deferred income tax (recovery) expense	(31,925)	11,859	NM
Income tax expense (recovery)	4,249	17,392	(76%)	(7)
Net earnings (loss) for the period	$62,819	($61,814)	NM	(8)

Net earnings (loss) attributable to:
Owners of the Company	$54,812	($61,814)	189%
Non-controlling interests	$8,007	$—	100%

Earnings (loss) per common share
Basic and diluted	$0.12	($0.21)	157%	(8)

NM - Not meaningful
1.Revenue for the six months ended June 30, 2025 was $508.2 million, or a 110% increase compared to $242.2 million in the same period of the prior year, primarily attributed to:
•a 43% increase in payable AgEq ounces sold compared to the same period of the prior year driven by the addition of 4.7 million attributable AgEq ounces from the Los Gatos mine, a notable 14% (0.6 million AgEq ounces) production increase at San Dimas largely due to significant operational improvements, along with the strong performance at Santa Elena. These factors collectively contributed to a $151.8 million increase in revenues; and
•a 30% increase in the average realized silver price, which was $33.57 per AgEq ounce during the period, compared to $25.88 per AgEq ounce in the same period of the prior year. This resulted in a $115.6 million increase in revenue compared to the same period of the prior year.
2.Cost of sales in the period increased $89.3 million, or a 53% increase compared to $169.6 million the same period of the prior year primarily attributed to:
•the addition of the Los Gatos mine which contributed $67.2 million to costs of sales during the year;
•a $7.2 million increase in worker participation costs in Mexico for all sites excluding Los Gatos;

First Majestic Silver Corp. 2025 Second Quarter Report	Page 32

•a $6.1 million increase in consumables, materials, environmental duties, and royalty costs for all sites excluding Los Gatos;
•a $4.1 million increase in labour and energy costs due to higher contractor and energy costs at San Dimas that helped improve and support production, as well as higher maintenance costs at San Dimas, La Encantada and Los Gatos in late June;
•a $3.8 million increase in change in inventory expense compared to the same period of 2024 from drawdowns of doré inventory at San Dimas and La Encantada, as well as bullion inventory at First Mint during the period; and
•$2.8 million in abnormal costs primarily due to the increased diesel consumption due to the use of back up energy sources following weather-events that disrupted operations and prevented the use of liquid natural gas at the end of June.
3.Depletion, depreciation and amortization in the period was $136.2 million, representing a 137% increase compared to $57.5 million in the same period of the prior year, primarily as a result of:
•the addition of the Los Gatos mine which contributed $78.3 million; and
•a $3.5 million increase in depletion and depreciation primarily due to higher produced tonnes at San Dimas.
Partially offset by:
•a decrease of $2.0 million in depreciation and amortization from Jerritt Canyon compared to the same period of the prior year.
4.General and administrative expense in the year was $25.2 million, representing a 35% increase compared to $18.7 million in the same period of the previous year. This was primarily attributable to the increased workforce following the acquisition of Los Gatos on January 16, 2025. Additionally, general and administrative costs were impacted by the integration of Los Gatos, including costs associated with insurance, travel, legal fees, system implementation and consulting services. The Company expects to realize significant synergies and cost reductions after the integration of Los Gatos is complete.
5.Mine holding costs in the year were $10.3 million, representing a 14% decrease compared to $12.0 million in the same period of the previous year, primarily driven by a decrease in holding costs for the Jerritt Canyon and Del Toro properties.

6.Investment and other income for the year totaled $6.8 million, representing a 92% increase compared to $3.6 million in the same period of the previous year. This was primarily attributable to interest income of $7.3 million compared to interest income of $2.8 million in the same period of the prior year and a gain from investment in marketable securities of $1.2 million compared to a gain of $0.1 million in the same period of the prior year. This was partially offset by a loss from investment in silver future derivatives of $1.7 million, compared to a $0.3 million gain in the same period of the prior year.
7.During the six months ended June 30, 2025, the Company recorded an income tax expense of $4.2 million, representing a 76% decrease compared to an income tax expense of $17.4 million during the previous year primarily due to an increase in the deferred income tax recovery. The deferred income tax recovery during the year was primarily related to the foreign exchange impact on available Mexican tax pools to account for the weakening of the Mexican peso relative to the US dollar.
8.As a result of the foregoing, the net earnings for the six months ended June 30, 2025 was $62.8 million. Additionally, net earnings attributable to owners of the Company were $54.8 million (EPS of $0.12) during the quarter, compared to a net loss of $61.8 million (EPS of ($0.21)) in the same period of the prior year.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 33

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2025		2024				2023
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$264,229	$243,942	$172,337	$146,087	$136,166	$106,014	$136,946	$133,211
Cost of sales	$141,139	$117,717	$89,424	$85,694	$89,096	$80,489	$89,395	$92,187
Depletion, depreciation and amortization	$73,739	$62,420	$34,676	$31,871	$31,608	$25,846	$29,650	$27,998
Mine operating earnings (loss)	$49,351	$63,805	$48,237	$28,522	$15,462	($321)	$17,901	$13,026
Net earnings (loss) after tax	$56,579	$6,240	($13,478)	($26,593)	($48,251)	($13,563)	$10,231	($27,149)
Earnings (loss) per share – basic & diluted	$0.11	$0.01	($0.04)	($0.09)	($0.17)	($0.05)	$0.04	($0.09)

During the second quarter of 2025, mine operating earnings were $49.4 million, representing a significant increase compared to mine operating earnings of $15.5 million in the second quarter of 2024. The increase was primarily due to a 65% increase in payable AgEq ounces sold mainly due to the addition of the Los Gatos mine, the strong performance at San Dimas and Santa Elena, as well as a 30% increase in the average realized silver price. This was partially offset by increased contractor and energy costs at San Dimas, along with higher maintenance expenses from late-June weather-related outages at San Dimas, La Encantada, and Los Gatos. Mine operating earnings were also affected by higher non-cash depletion from Los Gatos and increased production.

Net earnings for the quarter were $56.6 million, representing a 217% improvement compared to a net loss of $48.3 million in the same quarter of the prior year. This improvement was primarily attributed to a $33.9 million increase in mine operating earnings compared to second quarter of 2024, an income tax recovery of $18.6 million compared to a $30.5 million income tax expense in the second quarter of 2024, and a non-cash foreign exchange gain of $11.8 million compared to a $11.1 million loss in the second quarter of 2024. This was partially offset by a $3.0 million increase in general and administrative costs due to the increased workforce following the acquisition of Los Gatos. General and administrative costs were also impacted by the integration of Los Gatos, including costs associated with insurance, travel, legal fees, system implementation and consulting services. The Company expects to realize significant synergies and cost reductions after the integration of Los Gatos is complete.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2025, the Company had cash and cash equivalents of $384.8 million, comprised primarily of cash held with reputable financial institutions and invested in cash accounts and highly liquid short-term investments with maturities of three months or less. With the exception of $6.9 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. Cash and cash equivalents exclude $125.3 million of restricted cash as at June 30, 2025.
On August 3, 2023, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus, up to an aggregate total of $500.0 million, over a 25-month period commencing as of the filing date of the base shelf prospectus.

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the “Agents”) and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time, sell through the Agents common shares of the Company for aggregate gross proceeds of up to $150.0 million through the ATM program (the “2024 ATM Program”). During the six months ended June 30, 2025, no shares were sold under the 2024 ATM Program. During the six months ended June 30, 2025, the Company incurred $nil (June 30, 2024 - $1.84 million) in transaction costs in relation to the 2024 ATM Program.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 34

Working capital as at June 30, 2025 was $444.1 million compared to $224.5 million as at December 31, 2024. Total available liquidity as at June 30, 2025 was $583.8 million, including $444.1 of working capital and $139.6 million of undrawn revolving credit facility, and excluding $125.3 million held in restricted cash.

The following table summarizes the Company’s cash flow activity during the year:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cash flow
Cash generated by operating activities	$90,106	$16,844	$145,598	$29,278
Cash (used in) generated by investing activities	(47,841)	(28,925)	48,158	(57,077)
Cash (used in) generated by in financing activities	(11,060)	63,886	(13,371)	56,208
Increase in cash and cash equivalents	$31,205	$51,805	$180,385	$28,409
Effect of exchange rate on cash and cash equivalents held in foreign currencies	2,235	(1,701)	2,188	(1,817)
Cash and cash equivalents, beginning of the period	351,313	102,069	202,180	125,581
Cash and cash equivalents, end of the period	$384,753	$152,173	$384,753	$152,173

The Company’s cash flows from operating, investing and financing activities during the six months ended June 30, 2025 are summarized as follows:
•Cash generated by operating activities of $145.6 million, primarily due to:
•$225.0 million in cash flows from operating activities before movements in working capital and taxes. Operating cash flows during the quarter were impacted by increased contractor and energy costs at San Dimas, along with higher maintenance expenses at San Dimas, La Encantada, and Los Gatos. Operating cash flows were also impacted by payments related to the annual bonus for 2024 that were paid during the quarter.
Net of:
•$58.7 million in income tax installments paid during the period primarily related to the true-up of tax payments made for prior year and the first quarter performance. These true-up payments are not expected to recur going forward; and
•$20.7 million net change in non-cash working capital items during the period, including a $19.3 million increase in restricted cash, a $5.6 million increase in value added tax (“VAT”) receivables, and a $5.1 million decrease in income taxes payable, partially offset by a $13.0 million increase in trade payables and a $1.9 million increase in prepaid expenses.

•Cash provided from investing activities of $48.2 million, primarily related to:
•$159.6 million cash acquired from the acquisition of Los Gatos, net of acquisition costs; and
•$2.0 million in proceeds from disposal of marketable securities.
Net of:
•$77.4 million spent on mine development and exploration activities;
•$28.5 million spent on the purchase of property, plant and equipment;
•$5.0 million spent in connection with the final payment of the Springpole Silver Stream; and
•$3.1 million spent on the purchase of marketable securities.

•Cash used in financing activities of $13.4 million, primarily related to the following:
•$9.7 million dividend paid to non-controlling interest. Distributions are paid to partners on a quarterly basis based on their attributable ownership of Los Gatos;

First Majestic Silver Corp. 2025 Second Quarter Report	Page 35

•$8.5 million repayment of lease obligations;
•$4.9 million for the payment of dividends during the period;
•$4.3 million spent on share repurchases; and
•$4.1 million payment of financing costs.
Net of:
•$18.2 million proceeds from the exercise of stock options.

During the six months ended June 30, 2025, the Company received $34.3 million (648.4 million MXN) related to VAT filings. In connection with the tax ruling relating to Primero Empresa Minera, S.A. de C.V. (“PEM”), the Servicio de Administracion Tributaria (the “SAT”), the Mexican tax authority, has frozen a PEM bank account which contains approximately $105.6 million as security for certain tax re-assessments that are currently being disputed by PEM, and this amount is reflected in the Company’s restricted cash accounts. The Company does not agree with the SAT’s position regarding its tax re-assessments, which were issued as a result of the SAT unilaterally declaring that the Company’s APA was not valid, and is challenging Mexico’s actions with respect to the APA through various legal actions, both domestically in Mexico and internationally through NAFTA arbitration proceedings.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company continually monitors its capital structure and, based on changes in operations and economic conditions, it may, from time to time, adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2025, the Company was in compliance with all of its debt covenants.

The Company is party to a revolving credit facility and an at-the-market finance facility. For further information, see "Liquidity, Capital Resources, and Contractual Obligations - Liquidity".

Contractual Obligations and Commitments

As at June 30, 2025, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years
Trade and other payables	$176,625	$176,625	$—	$—
Debt facilities	235,732	2,198	233,534	—
Lease liabilities	21,800	11,962	7,030	2,808
Purchase obligations and commitments	6,309	6,309	—	—
	$440,466	$197,094	$240,564	$2,808

As at June 30, 2025, the Company had working capital of $444.1 million (December 2024 - $224.5 million) and total available liquidity of $583.8 million (December 2024 - $364.2 million), including $139.6 million (December 2024 - $139.6 million) of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 36

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s most recently filed AIF under the heading "Risk Factors". The AIF is available under the Company’s SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to the Company’s recently filed Form 40-F.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at June 30, 2025, net VAT receivable was $52.3 million (December 31, 2024 - $44.6 million), of which $14.5 million (December 31, 2024 - $14.2 million) relates to La Encantada, $13.6 million relates to Santa Elena (December 31, 2024 - $5.1 million), and $8.1 million (December 31, 2024 - $7.0 million) relates to San Dimas.
The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Indebtedness

As at June 30, 2025, the Company’s total consolidated indebtedness was $214.4 million, $0.3 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders. For further details regarding this risk, see the section in the Company’s most recently filed AIF entitled “Risk Factors – Financial Risks – Indebtedness”.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso relative to the US dollar is included in the table below:

First Majestic Silver Corp. 2025 Second Quarter Report	Page 37

	June 30, 2025
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$4,176	$—	$—	$1,160	$3,526	($5,284)	$2,366	$5,944	$594
Mexican Peso	32,737	105,562	52,277	—	—	(78,424)	—	112,152	11,215
	$36,913	$105,562	$52,277	$1,160	$3,526	($83,708)	$2,366	$118,096	$11,809

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments, non-financial items and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

A portion of the Company's trade receivable arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc, lead, and the London Bullion Market Association P.M fix for gold and silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2025
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total
Metals in inventory	$1,387	$712	$75	$15	$1	$2,190
Trade receivable from concentrate sales subject to provisional pricing	$3,100	$62	$3,155	$278	$57	$6,652
	$4,487	$774	$3,230	$293	$58	$8,842

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2025, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

Political and Country Risk

First Majestic currently conducts foreign operations in Mexico and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies (including the imposition of import and export tariffs or duties), expropriation or nationalization, trade disputes, foreign exchange controls, high rates of inflation, fluctuations in foreign currency exchange rates, import and export regulations, lawlessness, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labour unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 38

Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recoveries

There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves (as defined in the Canadian Institute of Mining's Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and included by reference in the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)), and undue reliance should not be placed on the Company's estimates of Mineral Resources and Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices, exchange rate assumptions used, underground stability conditions, the ability to maintain constant underground access to all working areas, geological variability, mining methods assumptions used and operating cost escalation. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or dimensions of the geological structures may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been estimated on the basis of economic factors at the time of calculation, including commodity prices and operating costs. Variations in such factors may have an impact on the amount of the Company’s Mineral Reserves and Mineral Resources, or may affect the Company's ability to extract Mineral Reserves, all of which could have a material adverse effect on the Company's results of operations and financial condition. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be replicated in larger-scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Governmental Regulations, Laws, Licenses and Permits

The Company’s mining, exploration and development projects are subject to extensive laws and regulations which vary based on the jurisdiction in which the projects are located. Such laws and regulations govern various matters which may include exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labour standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities, and there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company’s projects. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to applicable existing laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by shifts in political attitudes by changes in trade policy and the imposition of tariffs or non-tariff trade barriers, and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 39

Amendments to Mining and Other Related Laws in Mexico

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the "Decree"), which became effective on May 9, 2023. The Decree amends the mining and water laws, including: (i) the duration of the mining concession titles, (ii) the process to obtain new mining concessions (through a public tender), (iii) imposing conditions on water use and availability for the mining concessions, (iv) the elimination of “free land and first applicant” scheme; (iv) new social and environmental requirements in order to obtain and keep mining concessions, (v) the authorization by the Mexican Ministry of Economy of any mining concession’s transfer, (vi) new penalties and cancellation of mining concessions grounds due to non-compliance with the applicable laws, (vii) the automatic dismissal of any application for new concessions, and (viii) new financial instruments or collaterals that should be provided to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments.

These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico and the extent of such impact is yet to be determined but could be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending to be decided by Plenary of the Supreme Court of Justice. Additionally, during the second quarter of 2023, the Company filed various amparo lawsuits challenging the constitutionality of the Decree. As of the date of this MD&A, these amparos filed by First Majestic, along with numerous amparos in relation to the Decree that have been filed by other companies, are still pending before the District or Collegiate Courts. On July 15, 2024, the Supreme Court of Justice in Mexico suspended all on-going amparo lawsuits against the Decree whilst the aforementioned constitutional action is being considered by the Supreme Court. As of the date of this MD&A, the Supreme Court has not yet rendered an official ruling on the constitutional action against the Decree that was brought by the opposition parties within the Mexican government.

In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the “Judiciary Reform”). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system, largely dependent on qualifications, to a system where judges are elected; and (ii) replacing the Federal Judicial Council with two new entities: the Judicial Administration Body and the Judicial Discipline Tribunal, which will oversee judicial careers, the Judiciary Branch’s budgeting, and disciplinary actions for public officials. These proposed changes may have impacts on the Mexican court system and litigation in Mexico, the effects of which cannot be predicted at this time. In October 2024, opposition parties (PRI and PAN), along with certain judges and members of the Mexican Congress, filed constitutional actions with the Mexican Supreme Court of Justice against the Judiciary Reform. The Supreme Court of Justice has accepted the constitutional actions for its review.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in applicable government policies affecting investment, mining and repatriation of financial assets, by changes in the independence and reliability of Mexican courts, by shifts in political attitudes and by exchange controls. The effect, if any, of these factors cannot be accurately predicted.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, Mexico and Canada, may have an adverse effect on the Company’s business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, Mexico and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions or disruptions on international trade or significant increases in tariffs on goods could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business. The United States government has passed executive orders establishing significant tariffs against certain goods from Canada and Mexico and Canada has announced retaliatory tariffs against certain US goods, while Mexico has threatened retaliatory tariffs but has not enacted any as of the date of this MD&A. As of the date of this MD&A, the extent and duration of such tariffs is unclear and the potential impact of these tariffs on the Company’s operations remains uncertain.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 40

Joint Ventures

The Company holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Los Gatos Silver Mine in Chihuahua, Mexico, and may enter into other joint venture or partnership agreements in the future. Accordingly, the Company’s activities may be subject to the risks associated with the conduct of non-wholly owned projects or joint arrangements. Such risks may include, but are not limited to, inability of joint venture partners to meet their obligations pursuant to the joint venture arrangement, disagreements with joint venture partners on how to develop and operate mines effectively, inconsistent economic or business interests or goals between joint venture partners, disputes between joint venture partners regarding management or other decisions related to the joint venture and inability to have complete control over strategic decisions made in respect of the properties. The potential occurrence of one or more of the foregoing events could have a material impact on the financial position and the results of operations of the Company.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation. The Company's business could be materially adversely affected by the effects of such public health crises.

Any public health crises could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation rules and permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submission of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

On August 26, 2021, the Nevada Division of Environmental Protection (“NDEP”) issued 10 Notices of Alleged Violation (collectively, the “2021 NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The 2021 NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the 2021 NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the 2021 NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 41

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations (the "2022 NOAV") to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The 2022 NOAV relate to alleged exceedances of mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022, that challenged the bases for the alleged 2022 NOAV and any potential penalties associated with the NOAVs. Jerritt Canyon Gold and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, however the Company's ability to conduct adequate maintenance and safety protocols may be considerably constrained or even prevented in areas where its control is impacted by criminal activities, such as the San Martin mine. Although the Company has repeatedly requested all applicable governmental authorities to take action to secure the area, to date, the Mexican government has failed to take any such action and the Company's own efforts have been unsuccessful. Due to this situation, the Company has been unable to conduct care and maintenance activities at San Martin since its remaining employees were withdrawn in 2021 and the Company has limited information as to the current state of repair at the mine, including the tailing storage facility. As a result, there may be an increased risk that an environmental incident may occur at this operation and, as applicable Mexican laws impose strict liability on the property owner, the Company could incur material financial liabilities and suspension of authorizations as a result.

While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with applicable environmental laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Natural Protected Areas Risk

Pursuant to the General Law of Ecological Equilibrium and Environmental Protection (the “General Law”), the Government of Mexico may, from time to time, establish Natural Protected Areas. There are a variety of different levels of environmental protection provided under the General Law which limit the economic activity that may be undertaken in any particular Natural Protected Area. The Mexican government has announced its intention to create additional Natural Protected Areas in Mexico. Although there are currently no Natural Protected Areas in effect in the vicinity of the Company’s mining operations in Mexico, there can be no assurance that any such area will not be established in the future. In the event that a Natural Protected Area is established over land which is a part of or is nearby to any of the Company’s mineral properties in Mexico, the Company’s activities on such properties may be restricted or prevented entirely which may have a material adverse impact on the Company’s business.

Climate Related Risks

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include the following:

•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
•Extreme weather events (such as the recent drought conditions at the La Encantada mine, flooding or freezing conditions) have the potential to disrupt operations at the Company’s mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•The Company’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company’s operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

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Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Title of Properties
The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company’s title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws are continually developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein. The Company has obtained title insurance for its Jerritt Canyon Mine but there is a risk that such insurance could be insufficient, or the Company could not be successful in any claim against its insurer. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

In Mexico, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in Mexico, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals (“WPMI”) up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new stream agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the Mexican tax authority, Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

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In August 2015, the SAT commenced a legal process seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $338.7 million (6,399 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $179.1 million (3,384 million MXN) inclusive of accrued interest, inflation and penalties, and in 2023, the SAT issued reassessments for the 2014, 2015, and 2016 tax years in the total amount of $456.5 million (8,625 MXN) inclusive of interest, inflation, and penalties (collectively, the “Reassessments”). For the 2017 and 2018 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax assessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies in Mexico

In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the "Federal Tax Court") seeking to nullify the APA granted to PEM. The Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court's decision, and following the admission of the appeal, the Second Chamber of the Supreme Court of Justice assumed jurisdiction over the appeal on June 20, 2024. On September 18, 2024, the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which did not take into account the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court and such lawsuit was admitted by the Second Collegiate Court on February 18, 2025. The Company expects that a decision on this new lawsuit may be issued by the Second Collegiate Court in the second half of 2025.

International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted an Arbitration Request dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

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Of note, on May 26, 2023, the Tribunal partially granted certain provisional measures requested by the Company, issuing an order for Mexico to permit the withdrawal of the Company’s VAT refunds for the period as of January 4, 2023 that had been deposited by the SAT into a frozen bank account, and to deposit all future VAT refunds into an account which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in furtherance of its obligations under the PM Decision.

In addition, in response to the Company’s counter-arguments to a jurisdictional objection filed by Mexico in late July 2023, the Tribunal dismissed Mexico’s objection, agreeing with the Company that the recovery of VAT refunds under the NAFTA VAT Claim (as defined in the section below) does not breach the waiver under NAFTA (i.e. the NAFTA APA Claim and the NAFTA VAT Claim are not in respect of the same measures). On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024.

In order to expedite the arbitration proceedings, the Company has advised the Consolidation Tribunal and Mexico that it is proposing to add claims covered by the NAFTA VAT Claim to the NAFTA APA Claim as ancillary claims. The Tribunal with jurisdiction over the NAFTA APA Claim has, as of July 15, 2024, granted the Company the right to introduce the ancillary claims to the NAFTA APA Claim, which will make it unnecessary for the NAFTA VAT Claim to proceed separately from the NAFTA APA Claim. On October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue. In addition, Mexico filed its Memorial in support of the Consolidation Request on October 7, 2024, and the Company filed its Counter-Memorial on December 6, 2024. On January 8, 2025, a pre-hearing conference call took place among the Company, Mexico and the Consolidation Tribunal, and an in-person hearing was held in Washington, D.C. from January 27 to 28, 2025, at which the Consolidation Tribunal heard the Company’s arguments against the Consolidation Request, and Mexico’s arguments in support of the Consolidation Request. Following the hearing, both Mexico and the Company submitted post-hearing briefs to the Consolidation Tribunal on February 19, 2025.

On July 28, 2025, the Consolidation Tribunal rendered its decision (the “Consolidation Decision”) and rejected the Consolidation Request. It also lifted the suspension on the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim effective immediately as of the date of its order, being July 28, 2025. Accordingly, the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim will now reconvene after being suspended for the past year, and the Company expects to make its next set of filings with the Tribunal that is overseeing the NAFTA APA Claim prior to the end of this year.

If the SAT’s attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $298.0 million (5,629 million MXN), before taking into consideration interest or penalties.
Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 45

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023. As a result of the Consolidation Request (described above), the NAFTA VAT Claim has been suspended for the past year. As noted above, on October 1, 2024, the Company submitted its request to the Secretary-General of ICSID to discontinue the NAFTA VAT Claim pursuant to Rule 56 of the 2022 ICSID Arbitration Rules. Mexico objected to the discontinuance on October 7, 2024, so pursuant to Rule 56, the proceedings with respect to the NAFTA VAT Claim will continue. As a result of the Consolidation Decision, the suspension on the proceedings with respect to the NAFTA VAT Claim has been lifted, and a three-person tribunal can now be constituted to oversee such proceedings.

While the Company remains confident in its position with regards to its two NAFTA claims, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $39.1 million (738 million MXN) and $28.4 million (537 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $17.9 million (338 million MXN) and $225.1 million (4,252 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.2 million (60 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $6.8 million (129 million MXN). The majority of these tax assessments relate to a prior forward silver purchase agreement to which MLE was a party, and to the denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.7 million (505 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.4 million (65 million MXN) including interest, inflation, and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. (“FMP”), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $28.3 million (534 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the total amount of $2.5 million (47 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

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Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. (“FMDT”), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $26.7 million (504 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $78.0 million (1,473 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic Silver Corp. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at September 30, 2024, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at June 30, 2025, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Share Repurchase Program

On September 12, 2024, the Company established a share repurchase program (the “Share Repurchase Program”) which permits it to repurchase up to 10,000,000 common shares (3.32% of the Company’s issued and outstanding common shares as at September 4, 2024) up to September 12, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future business prospects. The Company believes that at such times, the purchase of common shares under the Share Repurchase Program would be in the best interest of the Company. During the three and six months ended June 30, 2025, the Company repurchased an aggregate of 506,000 and 768,500 common shares at an average price of CAD$7.94 per

First Majestic Silver Corp. 2025 Second Quarter Report	Page 47

share and CAD$7.90 per share, respectively, as part of the Share Repurchase Program for total payments of $4.0 million and $6.1 million, respectively (June 30, 2024 - $nil), net of transaction costs.
Related Party Disclosures

In July 2020, the Company entered into a streaming agreement with First Mining to purchase 50% of the payable silver produced over the life of the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments. Keith Neumeyer, our President & Chief Executive Officer and a director of the Company, and Raymond Polman, a director of the Company, are each also directors of First Mining and accordingly may be considered to have a conflict of interest with respect to First Mining and the Springpole Silver Stream Agreement.

With the exception of the agreement with First Mining, there were no significant transactions with related parties during the six months ended June 30, 2025.

Outstanding Share Data

As at August 13, 2025, the Company has 488,551,323 common shares issued and outstanding. In addition, the following awards that were granted under the Company’s long-term incentive plan were outstanding as at August 13, 2025:

Stock options	9,920,543
Restricted share units (share-settled)	1,550,268
Deferred share units (share-settled)	30,161
Performance share units (share-settled)	1,142,521
Total	12,643,493

On December 2, 2021, the Company issued an aggregate of $230 million principal amount of 0.375% unsecured convertible senior notes due January 15, 2027 (the “Notes”). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 60.3865 common shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $16.56 per common share (subject to certain adjustment provisions, one of which requires an adjustment in connection with the payment of any dividends by the Company).

SUBSEQUENT EVENTS

The following significant events have occurred subsequent to June 30, 2025:

Declaration of Quarterly Dividend
On August 13, 2025, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0048 per share, payable on or after September 15, 2025, to common shareholders of record as at the close of business on August 29, 2025. This dividend was declared subsequent to the quarter-end and has not been recognized as a distribution to owners during the period ended June 30, 2025.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

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New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) that were effective for annual periods that begin on or after January 1, 2025. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective January 1, 2025 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2025:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, although earlier application is permitted. The Company is currently evaluating the impact of these amendments.

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Critical Judgments and Estimates
Fair Value Estimates in the Acquisition of Gatos Silver Inc.
In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) Exploration potential and any resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its interim consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price may result in different adjustments than those shown in the unaudited interim consolidated financial statements.

Consideration for the acquisition of Gatos Silver Inc.

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management made judgments and estimates in calculating the value of the shares and options transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.

Determination of Control or Significant Influence in Los Gatos Joint Venture (the “LGJV”)

As a result of the Gatos Silver Inc. acquisition, the Company now holds a 70% interest in the LGJV. Judgment is required to determine whether the Company controls or has significant influence over the LGJV, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the LGJV and the substantive rights of the shareholders to approve, among other things, operating policies, budgets, and financing plans. The Company determined that, based on its ability to direct the activities that most significantly affect the returns of the LGJV, it had obtained control over LGJV as of January 16, 2025.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 50

Revenue Recognition
Revenue from concentrate sales to independent smelters is recognized when control of the asset is transferred to the customer. Contracts typically provide for provisional payments based on assays and quoted metal prices, with final settlement based on commodity prices during specified quotational periods, ranging from one month prior to shipment to three months after arrival at the smelter. Sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and adjusted subsequently. Revenue on provisionally priced sales is recognized based on significant fair value estimates using forward market prices and quantities. At each reporting date, mark-to-market adjustments are made to provisionally priced metal based on the contract's quotational period. In periods of high price volatility, mark-to-market adjustments for unsettled metal quantities can be significant. Provisional sales quantities are adjusted upon receipt of new information.

New Accounting Policies

Non-Controlling Interest

Non-controlling interest represents equity interests in subsidiaries owned by external parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity, even if the results of the non-controlling interest show a deficit balance.

The Company treats transactions with non-controlling interests as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis. The Company elected to measure the non-controlling interest of the LGJV at the date the Company acquired control, based on the proportionate share of the entity's recognized net assets.

Revenue Recognition
The Company's primary product is silver and gold. Other metals, such as zinc, lead, and copper produced as part of the extraction process are considered to be by-products arising from the production of silver and gold. Smelting and refining charges are net against revenue from the sale of metals.
Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable, which is determined using forward market prices and estimated quantities. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 51

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, “All-in sustaining cost (“AISC”) per silver equivalent ounce”, “AISC per gold ounce”, “Production cost per tonne”, “Average realized silver price per silver equivalent ounce”, “Average realized gold price”, “Adjusted net earnings”, “Adjusted earnings per share”, “Earnings before interest, tax, depreciation and amortization” (“EBITDA”), “Adjusted EBITDA”, “Free cash flow” and “Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS Accounting Standards. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS Accounting Standards, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS Accounting Standards and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions, therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per AgEq Ounce, AISC per AgEq Ounce, AISC per Au Ounce, and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS Accounting Standards measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated by the Company based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

The Company defines sustaining capital expenditures as “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditures are defined by the Company as "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the

First Majestic Silver Corp. 2025 Second Quarter Report	Page 52

value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expenses, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new projects and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 53

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended June 30, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,442	$12,793	$16,514	$5,947	$—	$45,696
Milling cost	4,369	10,890	8,502	6,563	—	30,324
Indirect cost	6,580	5,193	13,097	3,952	—	28,822
Total production cost (A)	$21,390	$28,876	$38,114	$16,462	$—	$104,842
Add: transportation and other selling cost	3,560	250	(180)	117	3	3,855
Add: smelting and refining cost	(20)	95	297	134	—	506
Add: environmental duty and royalties cost	798	3,810	692	342	1	5,643
Add: change in inventory	589	(1,619)	(437)	85	—	(1,382)
Total cash cost (B)	$26,318	$31,412	$38,485	$17,140	$4	$113,464
Workers’ participation	204	5,949	5,864	(184)	—	11,833
General and administrative expenses	—	—	—	—	—	12,191
Share-based payments	—	—	—	—	—	3,804
Accretion of decommissioning liabilities	167	324	349	302	—	1,142
Sustaining capital expenditures	2,289	3,528	4,428	1,778	—	12,237
Operating lease payments	—	1,798	281	1,099	—	3,515
All-In Sustaining Costs (C)	$28,978	$43,011	$49,407	$20,135	$4	$158,186
Payable silver equivalent ounces produced (D)	2,111,464	2,315,140	2,457,869	630,284	—	7,514,758
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	233,480	269,830	219,198	281,296	—	1,003,804

Cash cost per AgEq ounce (B/D)	$12.44	$13.57	$15.66	$27.19	$—	$15.08
AISC per AgEq ounce (C/D)	$13.70	$18.58	$20.10	$31.95	$—	$21.02
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	N/A	$—	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	N/A	$—	N/A
Production cost per tonne (A/F)	$91.65	$107.02	$173.88	$58.53	N/A	$104.45
(1)All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 54

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended June 30, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$12,595	$14,648	$4,199	$—	$31,442
Milling cost	9,767	7,663	5,474	—	22,904
Indirect cost	5,196	13,043	3,746	—	21,986
Total production cost (A)	$27,558	$35,354	$13,419	$—	$76,331
Add: transportation and other selling cost	322	277	64	—	732
Add: smelting and refining cost	119	323	126	6	574
Add: environmental duty and royalties cost	3,208	255	106	—	3,569
Add: Change in Inventory	356	(1,090)	180	82	(471)
Total cash cost (B)	$31,563	$35,119	$13,895	$88	$80,735
Workers’ participation	1,890	3,907	325	—	6,123
General and administrative expenses	—	—	—	—	9,135
Share-based payments	—	—	—	—	3,418
Accretion of decommissioning liabilities	307	344	285	—	936
Sustaining capital expenditures	3,315	6,248	770	—	10,397
Operating lease payments	1,747	315	1,077	—	3,519
All-In Sustaining Costs (C)	$38,822	$45,933	$16,352	$88	$114,263
Payable silver equivalent ounces produced (D)	2,576,627	2,108,786	586,607	5,578	5,277,598
Payable gold ounces produced (E)	N/A	N/A	N/A	74	N/A
Tonnes milled (F)	256,427	183,188	234,955	—	674,570

Cash cost per AgEq ounce (B/D)	$12.25	$16.66	$23.69	$15.71	$15.30
AISC per AgEq ounce (C/D)	$15.07	$21.78	$27.88	$15.74	$21.65
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	1,188	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	1,188	N/A
Production cost per tonne (A/F)	$107.47	$193.02	$57.11	N/A	$113.16

First Majestic Silver Corp. 2025 Second Quarter Report	Page 55

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months Ended June 30, 2025
	Los Gatos(1)	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$19,541	$23,329	$32,538	$10,965	$—	$86,373
Milling cost	8,823	20,725	16,788	12,471	—	58,807
Indirect cost	9,404	10,296	24,877	7,369	—	51,946
Total production cost (A)	$37,768	$54,350	$74,203	$30,805	$—	$197,126
Add: transportation and other selling cost	6,306	524	106	164	38	7,279
Add: smelting and refining cost	1,040	200	594	257	10	2,101
Add: environmental duty and royalties cost	1,468	7,373	1,344	574	8	10,767
Add: change in inventory	876	(1,878)	(1,425)	(64)	—	(2,491)
Total cash cost (B)	$47,458	$60,569	$74,822	$31,736	$56	$214,782
Workers’ participation	592	6,649	10,914	114	—	18,287
General and administrative expenses	—	—	—	—	—	24,555
Share-based payments	—	—	—	—	—	9,306
Accretion of decommissioning liabilities	309	647	699	604	—	2,259
Sustaining capital expenditures	6,157	6,483	8,073	3,255	—	24,227
Operating lease payments	—	3,547	1,089	2,187	—	7,480
All-In Sustaining Costs (C)	$54,516	$77,895	$95,597	$37,896	$56	$300,878
Payable silver equivalent ounces produced (D)	4,068,988	4,571,523	5,087,966	1,190,961	—	14,919,437
Payable gold ounces produced (E)	N/A	N/A	N/A	N/A	—	N/A
Tonnes milled (F)	427,305	540,033	450,388	530,451	—	1,948,177

Cash cost per AgEq ounce (B/D)	$11.66	$13.25	$14.71	$26.65	$—	$14.39
AISC per AgEq ounce (C/D)	$13.40	$17.04	$18.79	$31.82	$—	$20.14
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	N/A	$—	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	N/A	$—	N/A
Production cost per tonne (A/F)	$88.39	$100.64	$164.75	$58.07	–	$101.19
(1) All production and costs shown in the table above are reported on an attributable basis to account for the Company's 70% ownership of the Los Gatos mine and includes production starting on January 16, 2025.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 56

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Six Months ended June 30, 2024
	Santa Elena	San Dimas	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$24,777	$29,090	$8,294	$—	$62,161
Milling cost	19,201	15,976	10,324	20	45,521
Indirect cost	10,557	26,208	7,364	—	44,130
Total production cost (A)	$54,535	$71,274	$25,982	$20	$151,811
Add: transportation and other selling cost	520	541	85	—	1,289
Add: smelting and refining cost	225	667	218	9	1,119
Add: environmental duty and royalties cost	5,575	519	323	11	6,428
Add: change in inventory	(1,672)	(596)	(1,181)	862	(2,587)
Total cash cost (B)	$59,183	$72,405	$25,427	$902	$158,060
Workers’ participation	2,255	7,505	700	—	10,460
General and administrative expenses	—	—	—	—	18,007
Share-based payments	—	—	—	—	7,960
Accretion of decommissioning liabilities	614	687	569	—	1,869
Sustaining capital expenditures	6,784	13,017	2,046	—	21,926
Operating lease payments	3,473	653	2,074	—	6,954
All-In Sustaining Costs (C)	$72,309	$94,267	$30,816	$902	$225,100
Payable silver equivalent ounces produced (D)	4,853,945	4,467,750	1,043,804	63,080	10,428,579
Payable gold ounces produced (E)	N/A	N/A	N/A	721	N/A
Tonnes milled (F)	480,820	362,145	420,253	—	1,263,221

Cash cost per AgEq ounce (B/D)	$12.19	$16.21	$24.36	$14.30	$15.14
AISC per AgEq ounce (C/D)	$14.90	$21.10	$29.52	$14.30	$21.58
Cash cost per Au ounce (B/E)	N/A	N/A	N/A	$1,252	N/A
AISC per Au ounce (C/E)	N/A	N/A	N/A	$1,251	N/A
Production cost per tonne (A/F)	$113.42	$196.83	$61.82	$—	$120.18

First Majestic Silver Corp. 2025 Second Quarter Report	Page 57

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues as reported	$264,229	$136,166	$508,171	$242,180
Add back: smelting and refining charges	497	574	2,547	1,119
Gross revenues	264,726	136,740	510,718	243,299
Less: Sandstorm gold revenues	—	(10)	—	(10)
Less: Wheaton gold revenues	(4,632)	(4,320)	(10,340)	(9,322)
Gross revenues, excluding Sandstorm, Wheaton (A)	$260,094	$132,410	$500,378	$233,967

Payable silver equivalent ounces sold	8,223,378	5,299,680	16,418,109	10,288,602
Less: Payable silver equivalent ounces sold to Sandstorm	—	(1,837)	—	(1,837)
Less: Payable silver equivalent ounces sold to Wheaton	(710,744)	(537,048)	(1,511,126)	(1,245,093)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	7,512,634	4,760,794	14,906,983	9,041,672

Average realized silver price per silver equivalent ounce (A/B)	$34.62	$27.81	$33.57	$25.88
Average market price per ounce of silver per COMEX	$33.70	$28.86	$32.80	$26.10

First Majestic Silver Corp. 2025 Second Quarter Report	Page 58

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company’s ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Gross revenue, excluding Sandstorm, Wheaton	$260,094	$132,410	$500,378	$233,967
Less: Silver revenues	(143,897)	(55,279)	(283,124)	(100,906)
Less: Lead Revenue	(10,741)	—	(19,681)	—
Less: Zinc Revenue	20,953	—	(36,658)	—
Less: Copper Revenue	(319)	—	(849)	—
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$84,184	$77,131	$160,066	$133,061

Gold ounces sold	34,415	40,184	70,693	74,970
Less: Gold ounces sold to Wheaton	(7,235)	(6,801)	(16,198)	(14,734)
Less: Gold ounces sold to Sandstorm	—	(21)	—	(21)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	27,180	33,362	54,495	60,215

Average realized gold price per ounce (A/B)	$3,097	$2,312	$2,937	$2,210
Average market price per ounce of gold	$3,289	$2,338	$3,075	$2,205

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company’s ability to generate liquidity from operating activities.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Operating cash flows	$90,106	$16,844	$145,598	$29,278
Less: Sustaining capital expenditures(1)	12,237	10,397	24,227	21,926
Free cash flow	$77,869	$6,447	$121,371	$7,352
(1) Sustaining capital expenditures are based on the attributable expenditures from Los Gatos relating to the Company's 70% ownership of the entity.

First Majestic Silver Corp. 2025 Second Quarter Report	Page 59

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure of operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net earnings (loss) attributable to owners of the company as reported	$52,548	($48,251)	$54,812	($61,814)
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(39,648)	22,635	(31,925)	11,859
Gain from investment in marketable securities	(1,109)	(240)	(1,268)	(97)
Share-based payments	3,804	3,418	9,306	7,960
Acquisition costs	—	—	5,584	—
Abnormal costs (1)	2,756	1,759	2,756	1,759
Write-down of mineral inventory	—	249	—	1,465
Adjusted net earnings (loss)	$18,351	($20,430)	$39,265	($38,868)
Weighted average number of shares on issue - basic	485,086,253	292,027,581	469,163,327	289,619,145
Adjusted EPS	$0.04	($0.07)	$0.08	($0.13)
(1) Abnormal costs in 2025 primarily relate to increased diesel consumption due to the use of back up energy sources following weather-events that disrupted operations and prevented the use of liquid natural gas at the end of June. Abnormal costs in 2024 relate to $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA

The Company uses the financial measures “EBITDA” and “Adjusted EBITDA” which are both non-GAAP measures, to supplement net earnings (GAAP) information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

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Management uses EBITDA and Adjusted EBITDA as a critical measure of operating performance in conjunction with the related GAAP amounts. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization. The only items considered in the Adjusted EBITDA calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expenses.

EBITDA and Adjusted EBITDA is used for forecasting, operational and strategic decision making and evaluating current Company and management performance. Management believes that excluding certain non-cash and non-recurring items from the EBITDA calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of EBITDA and Adjusted EBITDA is not meant to be a substitute for net earnings presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

To calculate EBITDA, management adjusts from net earnings (GAAP) by adding back finances costs, depletion, depreciation and amortization, and income taxes. To calculate Adjusted EBITDA, management adjusts from EBITDA, net of the tax effects of adjustments, the following:
•share-based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or non-recurring losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net earnings (loss) as reported	$56,579	($48,251)	$62,819	($61,814)
Add back:
Finance costs	7,798	7,335	14,761	14,419
Depletion, depreciation and amortization	74,058	31,608	136,832	57,454
Income tax (recovery) expense	(18,561)	30,514	4,249	17,392
EBITDA	119,874	21,206	218,661	27,451
Adjustments for non-cash or unusual items:
Gain from investment in marketable securities	(1,109)	(240)	(1,268)	(97)
Share-based payments	3,804	3,418	9,306	7,960
Write-down of mineral inventory	—	249	—	1,465
Abnormal Costs(1)	2,756	1,759	2,756	1,759
Acquisition costs	—	—	5,584	—
Adjusted EBITDA	$125,325	$26,392	$235,039	$38,538
(1) Abnormal costs in 2025 primarily relate to increased diesel consumption due to the use of back up energy sources following weather-events that disrupted operations and prevented the use of liquid natural gas at the end of June. Abnormal costs in 2024 relate to $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

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Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company’s working capital and undrawn revolving credit facility.

	June 30, 2025	December 31, 2024
Current Assets	$640,189	$368,821
Less: Current Liabilities	(196,042)	(144,307)
Working Capital	$444,147	$224,514
Available Undrawn Revolving Credit Facility	139,640	139,640
Available Liquidity	$583,787	$364,154

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of June 30, 2025. There have been no significant changes in our internal controls during the quarter ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to the "Report of Independent Registered Public Accounting Firm" section of the financial

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statements for the independent registered public accounting firm's attestation regarding the Company's internal control over financial reporting.

Management excluded from its assessment the internal controls, policies and procedures of Gatos, which the Company acquired control on January 16, 2025. On a combined basis, Gatos’ total assets and net assets as of June 30, 2025 constitute approximately 49% and 51%, respectively, of the condensed interim consolidated financial statement amounts as of June 30, 2025. On a combined basis, Gatos’ total revenues and net profit for the three and six months ended June 30, 2025 constitute approximately 39% and 21%, and 38% and 38%, respectively, of the condensed interim consolidated financial statement amounts as of June 30, 2025. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Gatos, there have been no significant changes in our internal controls during the quarter ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; interpretation of drill results and other technical data; anticipated development, expansion, exploration activities and production rates and costs and mine plans and mine life; assumptions used in determining the fair value of mining interests; statements related to production outlook and cost guidance, including, but not limited to, estimates of silver production and annual cash costs; statements relating to potential capital investments; the results of the exploration efforts on the Navidad (as defined herein) system at the Santa Elena property; the security situation at the San Martin mine; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; construction and operations of the replacement well at La Encantada; statements with respect to water source development and water inventory levels at La Encantada; the timing of completion of exploration programs and drilling programs; the restarting of operations or potential plans at the Company's temporarily suspended and/or non-operating mines; the temporary suspension of processing activities at Jerritt Canyon; future exploration activities at Jerritt Canyon and the costs thereof; conversion of mineral resources to proven and probable mineral reserves; analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the implementation and effect of cost reduction initiatives; the continued integration of the Cerro Los Gatos mine with the business through identifying and realizing synergies; the preparation of technical reports and completion of preliminary economic assessments; viability of the Company’s projects; potential metal recovery rates; sales of bullion direct to customers; payment of dividends; the operations of mines that are not wholly-owned or that are owned through joint arrangements; the potential impact of tariffs imposed by governments; the impact of amendments to accounting policies;

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effectiveness of internal controls and procedures; the validity of the APA; statements with respect to the recovery of value added tax receivables and the tax regime in Mexico; the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA or other claims and the compliance by counterparties with judgments or decisions; the continued development and future operations of the Company’s minting facility; the Share Repurchase Program (as defined herein); future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company; the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments; the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters; expectations regarding the effects of public health crises on the Company's operations, the global economy and the market for the Company's products; and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: global economic conditions including public health threats, the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating commodity prices, fluctuating currency exchange rates, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, uninsured risks, defects in title, availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations, availability of time on court calendars in Canada and elsewhere, the recognition of Canadian judgments under Mexican law, the possibility of settlement discussions, the risk of appeal of judgment, and the insufficiency of the defendant's assets to satisfy the judgment amount and other factors described in the Company’s most recently filed AIF under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Gonzalo Mercado, P. Geo., the Company’s Vice President of Exploration & Technical Services and a “Qualified Person” as defined under NI 43-101. For more detailed information regarding the Company’s material mineral properties, please refer to the Company’s most recently filed AIF which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to our most recently filed Form 40-F.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from SEC requirements applicable to domestic United States issuers. Accordingly, the disclosure in this Management’s Discussion and Analysis regarding our mineral properties is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

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Additional Information

Additional information on the Company, including the Company’s most recently filed AIF and the Company’s audited consolidated financial statements for the year ended December 31, 2024, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.firstmajestic.com.

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